
05009154

MIRGOR


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH. D.C.
209
SECTION

Buenos Aires, april 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the fiscal year N° 34, ended on December 31, 2004, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,


PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL



Lic Roberto G. Vázquez
President



Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Tel.: (54-11) 6394-2800 - Fax: (54-11) 6394-2899
Planta: Einstein 1111 (V9420CYG) Rio Grande - Tierra del Fuego - Tel.: 02964-432610
VALEO JOINT VENTURE

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA


SEC MAIL
RECEIVED
PROCESSING
JUN 20 2005
WASH., D.C.
209
SECTION

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

ARGENTINA

FINANCIAL STATEMENTS FOR THE YEAR BEGINNING

JANUARY 1, 2004, AND ENDED DECEMBER 31, 2004,

TOGETHER WITH THE AUDITOR'S REPORT

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez (*)

VICE-CHAIRPERSON

Mr. José Fara (*)

DIRECTORS

Mr. Sergio Vélez
Mr. André Gold
Mr. Alejandro Carrera (*)

ALTERNATE DIRECTORS

Mr. José Luis Caputo
Mr.Emmanuel Lemaitre
Mr. Alain Marmugi
Mr. Eduardo García Terán
Mr. Martín Basaldúa

(*) Audit Committee Members

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

(Translation of the report originally issued in Spanish)

AUDITOR'S REPORT

To the Chairman and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. We have audited the accompanying balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of December 31, 2004, and 2003, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. We have also audited the accompanying consolidated balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2004, and 2003, the related consolidated statements of income and cash flows for the years then ended, disclosed below as supplementary information. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a selective test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by the Company's Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. As of December 31, 2004, and 2003, the Company and its subsidiary booked noncurrent VAT and minimum presumed income tax credits amounting to ARS 5,620,578 and ARS 4,879,588, respectively, the recoverability of which depends on the companies' possibility of carrying enough taxable income to absorb them. As of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits. In addition, as mentioned in the last paragraph of Note 4(2)A to the accompanying financial statements, as of December 31, 2003, the Company and its subsidiary carried other tax credits of doubtful recovery amounting to about ARS 3,345,000, for which an allowance was set during this year. Therefore, our current opinion on the financial statements as of such date is no longer affected by this uncertainty.

4. As mentioned in Note 1 to the accompanying financial statements and in conformity with the regulations issued by the business associations regulatory agency, the Company has not booked the effects of changes in the currency purchasing power generated between March 1, 2003, and September 30, 2003; as required by the professional accounting standards effective in the City of Buenos Aires, Argentina. Had the effects of such changes been recognized, the loss for the fiscal year ended December 31, 2003, and the remaining shareholders' equity components would have decreased as a whole by about ARS 740,000.

5. In our opinion, subject to the effect of the adjustments that might have been required if the resolution of the uncertainty described in paragraph 3 had been known, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and the consolidated financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria with its subsidiary as of December 31, 2004, and 2003, and its results of operations and its cash flows for the years then ended in accordance with C.N.V. (Argentine Securities and Exchange Commission) relevant regulations and, except for the nonrecognition of changes in the currency purchasing power from March 1 through September 30, 2003, in the statement of income, changes in shareholders' equity and cash flows for the year ended December 31, 2003, described in paragraph 4, with professional accounting standards effective in the City of Buenos Aires, Argentina.

6. The accompanying financial statements have been translated into the English language form those issued in Spanish in accordance with the National Securities Commission (CNV) regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform with CNV regulations. As further explained in Note 5 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the CNV, but do not conform with generally accepted accounting principles in the countries of users of the financial statements, other than Argentina. The effects of the differences, between such Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used, have not been quantified.

7. In compliance with current regulations, we further report that:

    (a) The financial statements mentioned in paragraph (1) have been transcribed to the Inventory and Financial Statements book and have been prepared, in all material respects, in conformity with the applicable provisions of Argentine Business Associations Law.

(b) The financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria result from books kept, in all formal respects, pursuant to current regulations, except as mentioned in note 9 to the accompanying financial statements and under the conditions established in Ruling No. 1,000/00 of the Business Associations Regulatory Agency of Tierra del Fuego dated December 13, 2000.

(c) The information included in points 2 and 3 of the "Summary of events for the year ended December 31, 2004" and points 3, 4, and 5 of the "Supplementary notes to the financial statements as of December 31, 2004, required under section 68 of the B.C.B.A. (Buenos Aires Stock Exchange) regulations", filed by the Company to meet C.N.V. and B.C.B.A. regulations, results from the accompanying financial statements as of December 31, 2004, and 2003, and as of December 31, 2002, 2001, and 2000, (after being restated in constant pesos through February 28, 2003, as detailed in Note 1(a) to the accompanying financial statements), not included in the document attached hereto, on which we have issued our audit reports on March 10, 2003, March 8, 2002, and March 9, 2001, respectively, to which we refer and that should be read jointly with this report. The information for the years ended December 31, 2002, 2001 and 2000 was not changed by the Company's Management to include the changes in measurement methods mentioned in Note 1(b) or to reflect the restatement required by the professional accounting standards referred to in paragraph 4.

(d) During the fiscal year ended December 31, 2004, we have billed fees related to audit services rendered to the Company, representing 100% of the total amount billed to the Company on any and all account, 82% of the total audit fees billed to the Company, the parent and subsidiary, and 82% of the total amount billed to the Company, its parent and subsidiary on any and all account.

(e) As of December 31, 2004, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's accounting books amount to ARS 110,230, none of which was due and payable as of that date.

Buenos Aires,
March 11, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I Fo. 13



Karen Grigorian (Partner)
Certified Public Accountant (UBA)
CPCECABA Vol. 175 Fo. 031

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 12, 2004.

Expiry of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 34 BEGINNING JANUARY 1, 2004,

SUMMARY OF EVENTS

For the fiscal year ended DECEMBER 31, 2004

(Figures stated in Argentine pesos, "ARS"– see Note 1)

1. *BRIEF COMMENT ON THE COMPANY'S ACTIVITIES OVER THE FISCAL YEAR. (*)*

During 2004, the activity in Argentina grew in a manner that has not been noted for many years. As a result, consumers won trust, which may be noted in the increase in the demand for durable consumption goods, among other things.

In addition, Argentina has tried to put an end to the default. These negotiations had already been successfully concluded as of the date of issuance of these financial statements. Therefore, the growth and stability expectations will allow Argentina to start a period of new investments, depending also on certain decisions that should be made regarding postponed issues such as utility rates and other issues.

The automotive industry activity continues to grow considerably, as compared to the prior decade. This period domestic sales amounted to 311,960 units and exports amounted to 146,426 units. Production increased by 53.5%, as compared to the prior year.

The automotive market recovery was strongly noted in the Company's activities, both as a result of the increase in sales and in the market penetration. The market share increased from 62% in the prior year to 67%.

Important activities included obtaining Peugeot's purchase order for Peugeot 206 condenser and, in the case of our subsidiary, the consolidation of the welding process of oil coolants and the penetration into a new market, domestic refrigeration.

2. *EQUITY STRUCTURE* (figures related to the consolidated statements, stated in constant pesos – see note 1)

	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
Current assets	99,680,710	67,547,756	66,879,625	60,949,060	93,547,581
Noncurrent assets	26,556,016	32,391,773	38,458,205	56,790,548	49,575,217
Total assets	126,236,726	99,939,529	105,337,830	117,739,608	143,122,798
Current liabilities	57,508,603	33,133,081	30,199,587	44,280,865	57,420,394
Noncurrent liabilities	6,032,289	11,411,548	16,836,705	-	-
Total liabilities	63,540,892	44,544,629	47,036,292	44,280,865	57,420,394
Minority interest	5,196	4,119	3,530	5,514	5,608
Shareholders' equity	62,690,638	55,390,781	58,298,008	73,453,229	85,696,796
Total liabilities and Shareholders' equity	126,236,726	99,939,529	105,337,830	117,739,608	143,122,798

3. *INCOME STRUCTURE* (figures related to the consolidated statements and stated in constant pesos – see note 1)

	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
Ordinary operating income (loss)	14,990,019	414,982	1,723,633	(3,175,913)	3,224,474
Financial expense	(6,436,824)	(994,056)	(16,139,916)	(6,666,470)	(5,062,135)
Other (expenses) / revenues	88,840	(1,535,015)	(356,707)	(935,779)	78,478
Income tax	(1,341,100)	(792,549)	(384,214)	-	-
Minority interest gain (loss)	(1,078)	(589)	1,983	97	214
Income (loss), net	7,299,857	(2,907,227)	(15,155,221)	(10,778,065)	1,758,969
Resultado extraordinario	-	-	-	(1,465,501)	-
Resultado neto	7,299,857	(2,907,227)	(15,155,221)	(12,243,566)	1,758,969

4. *STATISTICAL DATA (1)*

Number of units	12/31/2004		12/31/2003		12/31/2002		12/31/2001		12/31/2000	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.
Production (2)	92,533	275,243	63,595	215,288	43,303	147,618	26,995	178,250	63,164	232,861
Sales (3)	77,832	232,293	51,810	186,643	41,063	137,478	23,990	123,219	62,452	186,682
- Local	54,464	150,632	27,582	84,255	20,333	67,590	17,172	73,093		
Equipment with air conditioning.	21,413	74,837	16,274	41,451	12,346	35,839	11,442	47,004		
Equipment without air conditioning	10,623	36,183	6,487	25,065	4,857	19,056	5,730	26,089		
Dashboards	7,173	22,149	4,821	17,739	3,130	12,695				
AA Res.	15,255	17,463								
- Exports	23,368	81,661	24,228	102,388	20,730	69,888	6,818	50,126		

(1) As from this fiscal year, ICSA discloses the units sold as statistical information.
(2) It includes the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. *RATIOS (*)*

	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
Current ratio	1.73	2.04	2.21	1.38	1.63
Equity to debt ratio	0.99	1.24	1.24	1.66	1.49
Fixed asset-to-equity capital ratio	0.21	0.32	0.37	0.48	0.35
Return on equity	0.12	(0.05)	(0.26)	(0.17)	(0.02)

6. *CHANGES IN THE MARKET PRICE OF SHARES (*) (1)*

December 2004	December 2003	November 2004	November 2003	October 2004	October 2003
26.00	19.75	22.20	18.20	22.80	16.50

September 2004	September 2003	August 2004	August 2003	July 2004	July 2003
23.25	15.70	21.50	14.70	23.10	15.80

June 2004	June 2003	May 2004	May 2003	April 2004	April 2003
21.00	16.10	22.40	15.50	23.55	12.60

January 2004	January 2003	February 2004	February 2003	March 2004	March 2003
24.50	9.40	23.10	10.10	24.10	9.30

(1) Considering $1.00 per share.

7. *PROSPECTS (*)*

The industry activity is expected to continue growing, as long as the pace of the necessary investments remains unchanged.

Based on conversations held, car manufacturers will continue to increase their production and they plan to add new products and expand in some cases the manufacturing plant.

The production of air conditioning for domestic use is expected to reach 30,000 units in 2005.

(*) Information not covered by the auditors' report

Buenos Aires, March 11, 2005.

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR NO. 34 FOR THE PERIOD BEGINNING JANUARY 1, 2004, AND ENDED DECEMBER 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

REGISTERED OFFICE*:* Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 12, 2004.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 6 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004, AND AS OF DECEMBER 31, 2003

Figures stated in Argentine pesos – See note 1

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash – Note 2	17,673,528	13,782,122
Short-term investments – Note 2	587	587
Trade receivables – Note 2	36,224,616	15,502,566
Taxes receivable – Note 2	533,832	278,422
Other receivables – Note 2	1,159,785	1,284,984
Inventories – Note 2	44,088,362	36,699,074
TOTAL CURRENT ASSETS	99,680,710	67,547,755
NONCURRENT ASSETS		
Other receivables – Note 2	903,567	1,245,621
Taxes receivable – Note 2	5,832,788	8,291,159
Intangible assets – Note 1(e)b	356,069	32,903
Property, plant and equipment – Note 1(e)a	19,463,592	22,822,091
TOTAL NONCURRENT ASSETS	26,556,016	32,391,774
TOTAL ASSETS	126,236,726	99,939,529

Notes 1 through 5 to the consolidated financial statements and notes 1 through 14 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004, AND AS OF DECEMBER 31, 2003

Figures stated in Argentine pesos – See note 1

	2004	2003
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	36,745,075	20,238,645
Salaries, payroll and other taxes payable – Note 2	5,109,475	3,044,863
Customer prepayments - Note 2	4,291,125	4,050,543
Loans – Note 2	10,676,655	5,568,642
Other	304,307	230,388
Total Liabilities	57,126,637	33,133,081
Provisions	381,966	-
TOTAL CURRENT LIABILITIES	57,508,603	33,133,081
NONCURRENT LIABILITIES		
Payables		
Customer prepayments	-	1,761,404
Loans – Note 2	6,032,289	9,650,144
TOTAL NONCURRENT LIABILITIES	6,032,289	11,411,548
TOTAL LIABILITIES	63,540,892	44,544,629
Minority interest in subsidiaries	5,196	4,119
SHAREHOLDERS' EQUITY	62,690,638	55,390,781
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	126,236,726	99,939,529

Notes 1 through 5 to the consolidated financial statements and notes 1 through 14 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004,
PRESENTED COMPARATIVELY WITH THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1

	2004	**2003**
Net sales (including VAT benefits amounting to 28,977,895 and 14,068,442)	201,622,556	114,705,458
Cost of goods sold	(171,998,618)	(103,001,015)
GROSS REVENUES	29,623,938	11,704,443
Administrative expenses - Exhibit H	(9,068,901)	(7,970,008)
Selling expenses – Exhibit H	(5,565,018)	(3,287,313)
Loss from long-term investments	-	(32,140)
Financial expense and holding losses from assets		
Interest	1,092,711	228,304
Foreign exchange difference	83,452	(871,228)
Holding gains (losses) – Inventories	2,013,573	(2,534,668)
Gain on exposure to inflation	-	(346,836)
Allowance for impairment in value of trade receivables	(400,000)	-
Allowance for P&E impairment in value	(281,691)	-
Allowance for impairment in value in tax credits	(3,345,000)	-
Current investments and tax credits	167,527	(138,327)
Financial expense and holding losses from liabilities		
Interest	(2,829,277)	(1,143,778)
Foreign exchange difference	(2,938,119)	3,420,162
Gain (loss) on exposure to inflation	-	392,315
Other expense / income	88,840	(1,535,015)
Income (loss) before income tax	8,642,035	(2,114,089)
Income tax	(1,341,100)	(792,549)
Income (loss) after income tax	7,300,935	(2,906,638)
Minority interest in subsidiaries	(1,078)	(589)
INCOME (LOSS) FOR THE YEAR	7,299,857	(2,907,227)

Notes 1 through 5 to the consolidated financial statements and notes 1 through 14 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004,
PRESENTED COMPARATIVELY WITH THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1

	2004	2003
CHANGES IN CASH		
Cash at beginning of year	13,782,122	14,014,326
Cash at end of year	17,673,528	13,782,122
Cash increase (decrease)	3,891,406	(232,204)
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary income (loss) for the year	7,299,857	(2,907,227)
Interest and foreign exchange difference accrued	1,767,259	(957,741)
Income tax	1,341,100	792,549
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	5,031,569	5,402,052
Income from the sale of P&E	(15,227)	11,547
Minority interest	1,078	589
Allowance for impairment in value of inventories (net effect)	2,501,739	729,220
Loss from long-term investments	-	32,140
Allowance for impairment in value of trade receivables	400,000	-
Allowance for PP&E impairment in value	281,691	-
Allowance for impairment in value in tax credits	3,345,000	-
Provision for guarantees and higher costs	381,966	(1,042,593)
Impairment in value of PP&E advances from exposure to inflation	-	1,618
Changes in operating assets and liabilities:		
Trade receivables	(21,122,050)	(6,696,151)
Inventories	(9,891,027)	3,386,725
Trade payables	16,506,430	8,598,729
Salaries, payroll and other taxes (net of receivables)	(768,258)	912,785
Customer prepayments	(1,520,822)	(611,799)
Other	541,175	2,650,633
Interest repayment	(1,168,280)	(2,062,094)
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	4,912,930	8,240,982

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004,
PRESENTED COMPARATIVELY WITH THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1

	2004	2003
INVESTMENT ACTIVITIES		
PP&E acquisition	(1,803,819)	(405,525)
PP&E Sales	23,294	(11,624)
Intangible additions	(435,179)	-
Pre operating expenses additions	(46,996)	-
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(2,262,700)	(417,149)
FINANCING ACTIVITIES		
Loan repayment	(15,658,824)	(8,056,037)
Inflows from new debts	16,900,000	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	1,241,176	(8,056,037)
NET CASH INCREASE (DECREASE)	3,891,406	(232,204)

Notes 1 through 5 to the consolidated financial statements and notes 1 through 14 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003.

Figures stated in Argentine pesos – See note 1

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of December 31, 2004 and December 31, 2003, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Resolution No. 459, which amended Exhibit I to Book No. 7 "Informative System" of such resolution and the discontinuance of the effects of changes in the currency purchasing power set forth by CNV General Resolution No. 441, as indicated in note 1 to the individual financial statements.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the method of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 21.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2004 and December 31, 2003, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, in which it holds majority voting rights.

Corporate control is as follows:

Subsidiary	Interest in the common stock and voting rights as of 12/31/04	Year-end
Interclima Sociedad Anónima	99,9667	31/12/2004

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003- Continued

Figures stated in Argentine pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

To prepare the consolidated financial statements as of December 31, 2004, the financial statements of Interclima Sociedad Anónima as of that date were used. The audit report on these financial statements includes an "except for" qualification related to the estimation of the income tax payable on March 11, 2005. This adjustment has been considered for the interest valuation and, consequently, in these consolidated financial statements. Such audit report also includes a qualification for uncertainty related to the recoverability of tax credits.

The financial statements of Interclima Sociedad Anónima as of December 31, 2003, were used to prepare the consolidated financial statements as of that date. The audit report thereon, dated March 10, 2004, included an "except for" qualification for the difference in the valuation of the income tax payable (such adjustment has been considered in the consolidated financial statements) and a qualification for uncertainty related to the recoverability of tax credits and receivables from the Argentine Government.

e) Changes in significant assets

	12/31/04 ARS	12/31/03 ARS
a) PP&E		
Balance at beginning of year	22,822,091	27,485,464
Additions	1,803,819	417,225
Retirements (net of depreciation)	(8,067)	(11,811)
Impairment	(281,691)	-
Depreciation	(4,872,560)	(5,068,787)
Balance at end of period	19,463,592	22,822,091

	ARS	ARS
b) Intangible assets		
Balance at beginning of year	32,903	366,168
Additions	482,175	-
Amortization	(159,009)	(333,265)
Balance at end of period	356,069	32,903

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	12/31/04	12/31/03
ASSETS		
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	11,869	42,618
On hand in foreign currency	102,517	105,476
In banks in Argentine currency	10,184,615	4,461,304
In banks in foreign currency	7,374,527	9,172,724
	17,673,528	13,782,122
Short-term investments		
Savings account in Argentine currency and other	587	587
	587	587
Trade receivables		
Trade receivables	35,095,217	15,015,866
Trade receivables in foreign currency	566,341	-
Related Company – Note 3	1,048,061	571,877
Allowance for doubtful accounts	(485,003)	(85,177)
	36,224,616	15,502,566
Taxes receivable		
VAT credit	390,339	232,808
Other	143,493	45,614
	533,832	278,422
Other receivables		
Notes receivable	758,262	749,597
Interest to be accrued	(95,623)	(95,109)
Insurance to be accrued	217,877	165,060
Other	279,269	465,436
	1,159,785	1,284,984

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	12/31/04	12/31/03
Inventories		
Manufactured products	15,033,064	11,433,737
Raw material	29,138,378	22,932,903
Raw material in transit	8,462,631	7,771,539
Stock at end of period	52,634,073	42,138,179
Prepayments to vendors in Argentine currency	710,736	371,927
Prepayments to vendors in foreign currency	1,166,295	2,109,971
Allowance for impairment in value	(10,422,742)	(7,921,003)
	44,088,362	36,699,074
NONCURRENT ASSETS		
Other receivables		
Notes receivable	695,074	1,426,633
Interest to be accrued	(87,655)	(181,012)
Section 33, Law No. 19,550 companies (subsidiaries and affiliates) – Note 3	296,148	-
	903,567	1,245,621
Taxes receivable		
VAT credit	3,739,417	3,266,017
Minimum presumed income tax	1,881,161	1,613,571
Reimbursements receivable in local currency	2,570,351	2,254,264
Promotional benefits receivable	952,882	779,973
Deferred tax credit	3,875,762	4,537,854
Allowance for impairment in value of the deferred tax credit	(3,875,762)	(4,537,854)
Other	33,977	377,335
Allowance for impairment in value	(3,345,000)	-
	5,832,788	8,291,160

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	12/31/04	12/31/03
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	23,351,868	7,650,958
In foreign currency	12,803,767	11,795,559
In foreign currency – related company – Note 3	829,090	792,128
	36,984,725	20,238,645
Salaries, payroll and other taxes		
Employee benefits	1,331,794	722,493
Taxes payable	3,777,681	2,322,370
	5,109,475	3,044,863
Customer prepayments		
In local currency	-	1,798,553
In foreign currency	4,291,125	2,251,990
	4,291,125	4,050,543
Loans		
Financial loans in local currency	8,515,641	2,216,748
Financial loans in foreign currency	2,161,014	3,351,894
	10,676,655	5,568,642
NONCURRENT LIABILITIES		
Payables		
Loans		
Financial loans in local currency	908,409	2,782,244
Financial loans in foreign currency	5,123,880	6,867,900
	6,032,289	9,650,144

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 – Continued

Figures stated in Argentine pesos – See note 1

NOTE 3 - RELATED - PARTY INFORMATION

The transactions with the parent and other related companies are:

	12/31/2004	12/31/2003
Trade receivables		
Valeo Sistemas Automotivos Ltd. (1)	1,048,061	571,877
Total	1,048,061	571,877
Other receivables (noncurrent)		
Il Tevere S.A. (2)	296,148	-
Total	296,148	-
Trade payables		
Valeo Sistemas Automotivos Ltd. (1)	(147,539)	(316,436)
Valeo Autoklimatizace S.R.O. (1)	(59,499)	(70,876)
Valeo Climatization S.A. (Euro) (1)	(9,808)	-
Valeo Klimasysteme GMBH (1)	(5,643)	-
Valeo Sistemas Automotivos (1)	(150,645)	(77,406)
Valeo Climate Control Mexico (1)	-	(18,074)
Valeo Autosystemiy SP. Z.O.O. (1)	(44,492)	(35,981)
Valeo Vymeniky Tepla s.r.o. (1)	(51,517)	(149,164)
Valeo Thermique Moteur (1)	(185,190)	(51,253)
VCC Up Echangeurs (1)	(174,757)	(72,938)
Total	(829,090)	(792,128)
Other payables (current)		
VCC Up Echangeurs (2)	(304,307)	(196,641)
Total	(304,307)	(196,641)

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 – Continued

Figures stated in Argentine pesos – See note 1

NOTE 3 - RELATED - PARTY INFORMATION - Continued

	31/12/2004				
	Merchandise importation	**Merchandise sold**	**Services received**	**Royalties**	**Financial prepayments**
Valeo Sistemas Automotivos Ltd. (1)	3,363,421	(4,851,976)			
Valeo China (1)	69,059				
Valeo Autoklimatizace S.R.O. (1)	723,943				
Valeo Climatización S.A. (Euro) (1)	224,295				
Valeo Klimasysteme GMBH (1)	90,794				
Valeo Componentes Automóviles (1)	166,409				
Valeo Sistemas Automotivos (1)	1,311,239				
Valeo Climate Control Mexico (1)	257,586				
Valeo Autosystemiy SP Z.O.O. (1)	288,043				
Valeo Vymeniky Tepla s.r.o. (1)	3,696,077				
Valeo Securite Habitacle (1)	1,098,362				
Valeo Thermique Francia (1)	517,134		202,815		
Valeo Thermique Motear (1)	2,943,755				
Valeo Zaragoza (1)	4,036,024				
VCC Up Echangeurs (1)	2,928,297			1,465,587	
Il Tevere S.A. (2)	-				296,148
	21,714,438	(4,851,976)	202,815	1,465,587	296,148

	31/12/2003				
	Merchandise importation	**Merchandise sold**	**Services received**	**Royalties**	**Financial prepayments**
Valeo Sistemas Automotivos Ltd. (1)	1,548,030	(7,409,208)	-	-	-
Valeo Autoklimatizace S.R.O. (1)	468,804	-	-	-	-
Valeo Climatización S.A. (Euro) (1)	124,516	-	-	-	-
Valeo Klimasysteme GMBH (1)	91,031	-	-	-	-
Valeo Componentes Automóviles (1)	163,420	-	-	-	-
Valeo Sistemas Automotivos (1)	712,415	-	-	-	-
Valeo Climate Control Mexico (1)	376,342	-	-	-	-
Valeo Autosystemiy SP Z.O.O. (1)	89,382	-	-	-	-
Valeo Vymeniky Tepla s.r.o. (1)	2,183,112	-	-	-	-
Valeo Thermique Francia (1)	223,566	-	32,870	-	-
Valeo Thermique Motear (1)	1,404,011	-	-	-	-
Valeo Zaragoza (1)	1,928,363	-	-	-	-
VCC Up Echangeurs (1)	2,221,084	-	-	586,851	-
	11,534,076	(7,409,208))	32,870	586,851	-

(1) Related company.
(2) Parent company.

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 – Continued

Figures stated in Argentine pesos – See note 1

NOTE 4 – INFORMATION BY SEGMENT

As from the year ended December 31, 2004, the Company operates in two business segments: automotive and residential. The applicable valuation standards to prepare the information by business segment are described in Note 1 to these financial statements.

	AIR CONDITIONING		
	AUTOMOTIVE	**RESIDENTIAL**	**TOTAL**
REVENUES			
Sales (net of imputed interest)	158,277,112	14,367,549	172,644,661
Tax benefit	25,927,417	3,050,478	28,977,895
Total	184,204,529	17,418,027	201,622,556
EQUITY			
Allocated assets	108,934,754	17,301,972	126,236,726
Addition of P&E and intangibles	1,143,383	1,142,611	2,285,994

NOTE 5 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between such Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used, have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

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EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN OTHER COMPANY FOR THE YEAR ENDED DECEMBER 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See Note 1(a)

	12/31/04												12/31/03
						Information on the issuer							
							Latest financial statements issued						
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock		Book value
Companies under Law No. 19,550, Section 33 (subsidiaries and affiliates)													
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	12,580,275	12,580,275	Auto-part manufacturing and interchanges for air conditioning and heating equipment	12/31/04	12,000	3,235,865	15,604,995	99.97%		11,082,333
Total noncurrent investments					12,580,275								11,082,333
Total investments					12,580,275								11,082,333

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EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64 B(I) FOR THE YEAR ENDED DECEMBER 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See Note 1(a)

	12/31/04				12/31/03
Accounts	**Production costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries and wages	7,566,706	3,087,438	541,994	11,196,138	7,366,577
Payroll taxes and employee benefits	1,672,410	805,462	118,815	2,596,687	1,882,124
Insurance	873,913	125,274	6,539	1,005,726	584,158
Fees and training expenses	292,922	487,745	57,383	838,050	641,114
Taxes, rates, and assessments	1,532,552	521,104	1,036,618	3,090,274	2,335,376
Other administrative expenses	-	2,240,013	-	2,240,013	1,618,854
PP&E depreciation	3,186,904	1,648,078	42,800	4,877,782	5,161,251
Intangible asset amortization	-	153,787	-	153,787	240,801
Other production expenses	2,501,712	-	-	2,501,712	1,598,485
Customs clearance and taxes	5,053,349	-	-	5,053,349	2,456,420
Shipping, handling and freight	12,813,021	-	2,391,559	15,204,580	9,804,945
Export tax	-	-	60,559	60,559	172,446
Other selling expenses	-	-	1,308,751	1,308,751	662,136
Total 12-31-2004	35,493,489	9,068,901	5,565,018	50,127,408	
Total 12-31-2003	23,267,366	7,970,008	3,287,313		34,524,687

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BALANCE SHEET AS OF DECEMBER 31, 2004 AND AS OF DECEMBER 31, 2003.

Figures stated in Argentine pesos – See note 1(a)

	12/31/04	12/31/03
ASSETS		
CURRENT ASSETS		
Cash – Note 2	17,560,540	13,675,797
Short-term investments – Note 2	587	587
Trade receivables – Note 2	19,339,173	14,828,548
Taxes receivable – Note 2	374,801	110,166
Other receivables – Note 2	1,152,008	1,266,005
Inventories – Note 2	37,698,347	34,421,150
TOTAL CURRENT ASSETS	76,125,456	64,302,253
NONCURRENT ASSETS		
Long-term investments	12,580,275	11,082,333
Taxes receivable – Note 2	1,625,499	3,415,372
Other receivables – Note 2	903,567	1,245,621
Property, plant and equipment	16,935,314	20,690,057
Intangible assets	314,295	25,384
TOTAL NONCURRENT ASSETS	32,358,950	36,458,767
TOTAL ASSETS	108,484,406	100,761,020

The accompanying notes 1 to 14 are an integral part of these financial statements.

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BALANCE SHEET AS OF DECEMBER 31, 2004 AND AS OF DECEMBER 31, 2003
Figures stated in Argentine pesos – See note 1(a)

	12/31/04	12/31/03
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	19,685,746	18,313,122
Salaries, payroll and other taxes – Note 2	1,860,297	1,628,652
Loans – Note 2	10,676,655	5,568,642
Customer prepayments – Note 2	4,291,125	4,050,543
Other payables – Note 2	3,247,656	1,397,732
TOTAL CURRENT LIABILITIES	39,761,479	30,958,691
NONCURRENT LIABILITIES		
Payables		
Loans – Note 2	6,032,289	9,650,144
Customer prepayments	-	1,761,404
Other payables – Note 2	-	3,000,000
TOTAL NONCURRENT LIABILITIES	6,032,289	14,411,548
TOTAL LIABILITIES	45,793,768	45,370,239
SHAREHOLDERS' EQUITY	62,690,638	55,390,781
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	108,484,406	100,761,020

The accompanying notes 1 to 14 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/04	**12/31/03**
Net sales (including VAT benefits amounting to 25,927,417 and 14,068,442) – Note 4.2.A.e)	177,530,265	106,727,042
Cost of goods sold	(155,127,935)	(98,564,314)
GROSS REVENUES	22,402,330	8,162,728
Administrative expenses	(8,851,488)	(7,754,753)
Selling expenses	(4,883,537)	(3,056,400)
Ordinary income from long-term investments – Note 1	1,497,941	933,161
Financial expense and holding losses from assets		
Interest	955,311	286,238
Foreign exchange difference	(7,294)	(619,331)
Holding (losses) – Inventories	1,854,528	(2,403,648)
Impairment in value of trade receivables	(400,000)	-
Impairment in value in tax credits	(1,945,000)	-
Gain on exposure to inflation	-	(260,408)
Current investments and tax credits	167,527	(138,327)
Financial expense and holding losses from liabilities		
Interest	(2,284,757)	(1,109,573)
Foreign exchange difference	(2,493,131)	3,398,917
(Loss) on exposure to inflation	-	356,436
Other (Expense) / Income – Note 2	1,287,427	(702,267)
NET (LOSS) INCOME FOR THE PERIOD	7,299,857	(2,907,227)
NET (LOSS) EARNINGS PER SHARE – NOTE 13		
BASIC ORDINARY	0.3650	(0.1454)
DILUTED ORDINARY	0.3650	(0.1454)

The accompanying notes 1 to 14 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR YEAR ENDED DECEMBER 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	12/31/04											12/31/03
							Appropriated retained earnings					
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	60,610,549
Balance modification-Note 12	-	-	-	-	-	-	-	-	-		-	(2,312,541)
Modified balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	58,298,008
Net income(loss) for the year	-	-	-	-	-	-	-	-	-	7,299,857	7,299,857	(2,907,227)
Balances as of December 31, 2004	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	48,936,075	62,690,638	
Balances as of December 31, 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218		55,390,781

(*) See note 3(b)

The accompanying notes 1 to 14 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1(a)

	12/31/04	12/31/03
CHANGES IN CASH (1)		
Cash at beginning of year	13,675,797	13,204,957
Cash at end of year	17,560,540	13,675,797
Cash increase	3,884,743	470,840
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary income (loss) for the year	7,299,857	(2,907,227)
Interest and foreign exchange difference accrued	1,417,259	(957,741)
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	4,388,840	4,784,699
Net (Income) loss from sale of PP&E	(15,227)	11,547
Allowance for impairment in value of trade receivables	400,000	-
Allowance for impairment in value of inventories (net effect)	2,166,261	661,689
Allowance for impairment in value of taxes receivables	1,945,000	-
Income (Loss) from long-term investments	(1,497,941)	(933,161)
Contingency provision	-	(1,042,593)
Impairment in value of PP&E advances from exposure to inflation	-	1,585
Changes in operating assets and liabilities:		
Trade receivables	(4,910,625)	(6,707,707)
Inventories	(5,443,458)	3,691,756
Trade payables	1,372,624	8,122,888
Salaries, payroll and other taxes (net of receivables)	(188,117)	1,564,245
Customer prepayments	(1,520,822)	(611,799)
Other	(694,023)	5,230,132
Interest repayment	(1,168,280)	(2,062,094)
NET CASH FLOW (USED IN) OPERATING ACTIVITIES	(3,551,348)	8,846,219

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STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1(a)

	12/31/04	12/31/03
INVESTMENT ACTIVITIES		
PP&E acquisition	(495,896)	(307,718)
PP&E sales	23,294	(11,624)
Intangible additions	(435,179)	-
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(907,781)	(319,342)
FINANCING ACTIVITIES		
Loan repayment	(15,658,824)	(8,056,307)
Inflows from new debts	16,900,000	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	1,241,176	(8,056,037)
NET CASH INCREASE	3,884,743	470,840

(1) Not considering the temporary investments in shares

The accompanying notes 1 to 14 are an integral part of these financial statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement into constant pesos

Professional accounting standards provide that financial statements are to be stated in constant pesos and that, in inflationary or deflationary conditions, the financial statements are to be restated into pesos with the purchasing power of the date of issuance of such statements, recognizing in accounts the changes in the "IPIM", i.e. the wholesale price index published in the INDEC (Argentine Statistics and Census Bureau), in accordance with the restatement method established in Technical Resolution (TR) No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences).

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Federal Executive Decree No. 664/2003 and CNV (Argentine National Securities Commission) No. 441. Under professional accounting standards the restatement method established in TR No. 6 should have been discontinued only as from October 1, 2003. Had the effects of variations in the currency purchasing power been recognized until September 30, 2003, the income for the fiscal year ended December 31, 2003, would had increased by about ARS 740,000. The effects of not recognizing such changes on the balance sheet have not been significant.

b) New accounting standards applied to financial statements preparation and presentation

The CNV (Argentine National Securities Commission) issued General Resolution No. 434, dated January 14, 2004 (amended by Resolution No. 45 of March 18, 2004), whereby it adopted, with certain exceptions: (a) FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolutions Nos. 16 through 20, with the amendments introduced by CPCECABA (Buenos Aires City Professional Council) Resolution CD No.87/03, effective for fiscal years initiated January 1, 2003, or thereafter, and (b) FACPCE Technical Resolution No. 21, mandatory for fiscal years beginning April 1, 2004 (which has been applied in advance in these financial statements).

Such accounting standards incorporated changes in the methods for measuring shareholders' equity and determining income, as well as new disclosure requirements. The changes that were most significant to the Company are the determination of net present value of receivables and liabilities, the quantification of income tax by the deferred tax method, restrictions on the recognition of intangible assets and other disclosure aspects such as earnings per share, as explained in each of the accounts or items in question.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued
Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The effects of the changes in the new accounting standards at the beginning of the first fiscal year of their effectiveness have been booked retroactively, which is to say that the Prior-year Income at the beginning of the fiscal year 2003 as indicated in Note 12.

The preparation of the financial statements in accordance with such standards requires that the Company's Management consider estimates and assumptions that may affect the asset and liability amounts reported, the disclosure of contingent assets and liabilities as of the date of the financial statements, and income and expense amounts reported. The final results may differ from such estimates.

c) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at nominal value at end of the period including, as the case may be, explicit and imputed interest accrued as of such dates, which has been determined by calculating the discounted value of cash flows, following the methods provided in FACPCE Technical Resolution No. 17, Section 4 (as amended by CPCECABA Resolution CD No. 87/03), considering the present economic circumstances due to the current characteristics of the financial market; and so the average interest rate on the financing obtained by the Company was considered.

  In foreign currency: at nominal value in foreign currency plus explicit and imputed interest accrued as of period – end, converted at the exchange rates effective as of such dates to

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

convert such transactions. The foreign exchange differences were charged to income for the fiscal period or year, as the case may be.

Other receivables and payables in local currency (except for deferred tax amounts): they have been valued at their estimated value deducted from the amount receivable or payable taking into account the methods provided in FACPCE Technical Resolution No. 17, Section 4 (as amended by CPCECABA Resolution CD No. 87/03). As from this year, reimbursements receivable previously disclosed in other noncurrent receivables are disclosed in Noncurrent tax credits. Such change was also made in the financial statements comparatively presented.

Credit risk: In its usual course of business the Company grants credit to customers, including car plants, that represent about 99% of the total sales. The company evaluates permanently the financial capacity of its customers in order to reduce the possible risk of significant losses due to bad debts.

Financial instruments: the Company does not use derivative financial instruments. Receivables and payables related to usual business transactions are valued as stated in the previous paragraphs and, in the opinion of the management of MIRGOR, such valuation does not differ from their current value.

- Inventories

Raw materials (including those in transit) were valued at replacement cost at end of the period, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at end of the period.

The products manufactured were valued at cash reproduction cost at end of the period limited by the net realization value thereof.

The value of inventories does not exceed their recoverable value.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Long-term investments:

  Companies covered by Argentine Business Associations Law No. 19,550, Section 33 (Subsidiaries and affiliates): by the equity method as established by Technical Resolution No. 21 of the FACPCE, which was calculated on the basis of the financial statements of Interclima as of December 31, 2004. An audit report including "except for" and uncertainty qualifications has been issued thereon and is dated March 11, 2005.

  In addition, the adjustment to reflect the income tax liability has been taken into account when determining the value by the equity method.

  Income from the interest in the subsidiary is included in a separate line in the statement of income. Refer to income tax paragraph b).

- PP&E

  PP&E have been valued at cost restated to February 28, 2003, as mentioned in note 1(a), less the related accumulated depreciation. Depreciation is calculated applying constant rates on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

  The net book value of PP&E was reviewed to verify whether it has been impaired whenever there were events or changes in circumstances indicating that the value booked cannot be recovered. Should there be any hint and book values exceed the estimated recoverable value, the assets or activities generating cash would be reduced up to the recoverable amount. The PP&E recoverable amount is equivalent to the higher of net realization value end the value in use. Upon determining the value in use, a first comparison should be made with the estimated future cash flows without any deduction. Should the value of cash flows exceed its net realization value and be lower than the net book value, the discounted flow and the net realization value should be compared again to determine the PP&E recoverable value and determine the impairment in value to be booked, as the case may be. Losses from impairment in value are recognized in the statement of income.

  Based on the analyses performed there has been no indication that P&E will not be recoverable.

  The value of P&E does not exceed its recoverable value.

Figures stated in Argentine pesos – See Note 1(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Intangible assets

Until December 31, 2002, research and development expenses and licenses related to new products were included in this item, valued at their replacement cost restated as of February 28, 2003, as mentioned in note 1(a), less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a NINE-year period as from the launch of the new products, which will be amortized based on alternative a(2) set forth under section 8(2)3 of Technical Resolution No. 17, i.e. during the remaining useful life.

As from the effective date of the new technical resolutions mentioned in note 1(b), research and development expenses will be charged to income for the period in which they are incurred.

The licenses to sell products acquired by the Company have been considered in this account, taking into account their capacity to generate earnings in the future, and have been amortized over three years counted as from their initial economic use.

- Allowances:

a) Doubtful accounts: to offset and make trade receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

c) Impairment in value of asset for deferred tax: it was assessed based on the recoverable value that is determined by the company's tax situation.

d) For impairment in value of tax credits: It has been set to reduce the book value of such credits at their estimated realizable values. In calculating them, the opinion of the Company's management and legal counsel was taken into account.

- Shareholders'-equity accounts:

Restated through February 28, 2003, in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and February 28, 2003, is disclosed in the "Capital stock adjustment" account.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Statement-of-income accounts

  Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company consistent with those of the subsidiary and the income tax adjustment (see section b.).

  Financial income (expense) and holding gains (losses) include both foreign exchange differences, as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

  Imputed financial components included in income-statement accounts were segregated.

- Income tax – Tax on minimum presumed income (TOMPI)

  a) Status of Mirgor S.A.

     During the current period, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

     Income tax is booked following the liabilities deferred tax method for all the temporary differences existing as of the balance sheet date between assets and liabilities tax bases and their amounts booked in these financial statements, as set forth under FACPCE Technical Resolution No. 17.

     Deferred income tax assets are recognized whenever there are differences that reduced future taxes and accumulated prior-year NOLs that have not been used, to the extent that there could be taxable income available to be offset against them. The book value of deferred income tax assets is reviewed upon preparing the financial statements and it is reduced to the extent that there was no possibility of sufficient taxable income that could be fully or partially offset against deferred income tax assets.

     Based on the enforcement entity's regulations, deferred income tax assets and liabilities have been valued at nominal value and quantified at the rates expected to be applied to the period in which assets are realized and liabilities are settled considering the regulations enacted as of the date of the financial statements, and they are disclosed in noncurrent liabilities or assets, as the case may be.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The professional accounting standards approved by the CPCECABA set forth that deferred taxes receivable and payable should be valued at their discounted value using market rates effective at end of the period or fiscal year. As indicated below, the difference in accounting standards does not impact the shareholders' equity as of December 31, 2004, and income (loss) for the year then ended.

Taking into account that the Company is carrying forward NOLs amounting to ARS 9,809,161 (out of which ARS 9,485,675 can be used until December 31, 2007, and the rest until December 31, 2009), there would be a deferred tax asset of ARS 3,601,026, which the Company has written off entirely based on current expectations about the possibility of using such NOLs with taxable income and the Company's tax situation referred to in Note 4.

The tax on minimum presumed income is supplementary to income tax in that, whereas the latter is charged on taxable income for the year, tax on minimum presumed income is the floor tax that is levied on the potential income generated by certain productive assets and is calculated at the rate of 1% of the taxable assets, and in such way that the tax the Company is required to pay in shall be the higher of these two taxes. However, if in any given tax year, tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over tax on minimum presumed income that may arise in any of the ten subsequent years.

In the year ended December 31, 2004, the 21,269 amount assessed for minimum presumed income tax was higher than income tax, which was booked in noncurrent tax credits. The accumulated amount to date is 1,524,599 since the Company's Management understands that based on its future business plan such amounts would be recoverable.

b) Status of the subsidiary ICSA

Interclima S.A. has accrued income tax since it understood that as from the economic crisis due to the abandonment of the convertibility system (currency board, whereby the Argentine peso was pegged at parity with the US dollar) mentioned in Note 10 the tax adjustment for inflation set forth in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions.

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company prepared and filed the 2002 income tax return, containing such adjustment, by which NOLs amounting to about ARS 5,200,000 were determined.

Had the tax-purposes adjustment-for-inflation not been made, the Company would have determined income tax amounting to about ARS 384,342 for fiscal year 2002 (after computing prior-year NOLs) and ARS 854,892 for fiscal year 2003 and of ARS 1,279,585 for the year ended December 31, 2004, original values without computing financial adjustments.

Interclima S.A. filed a legal remedy to obtain judicial protection since it understands that due to the high inflation that affected fiscal year 2002, section 39 of Law No. 24,073 dated 1992 should be abrogated. This section established an index applicable to the tax adjustment for inflation amounting to 1.00 (one) and suspended the application of such adjustment on taxable income in practice, as it had been regulated within an economic context that differed completely from fiscal year's 2002. Consequently, these liabilities (ARS 2,518,819 plus interest accrued amounting to about 350,000) have not been booked in the parent´s company financial statements as of December 31, 2004, however, since fiscal year 2003 the company has considered such contingency for the evaluation of the investment. Such decreased value as of the beginning of fiscal year 2003 (ARS 384,214) was considered an Adjustment to Prior-Year Income (see Note 12).

On July 17, 2003, the court hearing the case granted the precautionary measure requested by the company and ordering the Federal Company to refrain from commencing any administrative or legal proceeding or from filing any claim or making any request, as well as from applying any penalty based on the alleged prohibition to apply the adjustment for inflation.

On October 15, 2004, the Trial Court Judge before whom the subsidiary filed its constitutional protection action for the AFIP to accept the legitimacy of the adjustment for inflation provided for in Income Tax Law No. 20,628 Title VI has ruled that Section 4 of Law No. 25,561 amending Sections 7 and 10 of Law No. 23,928, and Section 5 of Presidential Decree 214/02, and Section 39 of Law No. 24,073 since they disregard Articles 14 and 17 of the Argentine Constitution and it has ordered the AFIP to compute the adjustment for inflation in the fiscal year ended December 31, 2002, and filed on May 8, 2003.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Statement of cash-flows

Under FACPCE Technical Resolutions No. 8 and 9, the statement of cash flows is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the net cash flow "provided by" or "used in" "investment" and "financing" activities. The Company has considered "Cash" to be formed by cash plus readily convertible investments (original placements of less than three months).

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	12/31/04	**12/31/03**
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	6,734	37,492
On hand in foreign currency	102,517	105,476
In banks in Argentine currency	10,076,762	4,360,105
In banks in foreign currency	7,374,527	9,172,724
	17,560,540	13,675,797
Short-term investments		
Savings account in Argentine currency and other	587	587
	587	587
Trade receivables		
Trade receivables in Argentine currency	19,274,435	14,913,725
Trade receivables in foreign currency	549,741	-
Allowance for impairment in value of trade receivables	(485,003)	(85,177)
	19,339,173	14,828,548
Taxes receivable		
VAT credit	269,969	110,166
Other	104,832	-
	374,801	110,166

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	12/31/04	12/31/03
Other receivables		
Notes receivables	758,262	749,597
Interest to be accrued	(95,623)	(95,109)
Seguros a devengar	217,877	165,060
Other	271,492	446,457
	1,152,008	1,266,005
Inventories		
Manufactured products	13,925,485	10,420,164
Raw material	24,406,285	22,064,611
Raw material in transit	7,613,510	7,110,837
Stock at end of period	45,945,280	39,595,612
Prepayments to vendors in Argentine currency	529,327	366,500
Prepayments to vendors in foreign currency	881,317	1,950,354
Allowance for impairment in value	(9,657,577)	(7,491,316)
	37,698,347	34,421,150
NONCURRENT ASSETS		
Taxes receivable		
VAT credit	93,481	93,481
Minimum presumed income tax	1,524,599	1,503,330
Promotional benefits receivable – Note 4(c)	952,882	779,973
Reimbursements receivable in local currency	971,705	919,770
Deferred tax credit	3,601,026	3,134,899
Allowance for impairment in value of the deferred tax credit	(3,601,026)	(3,134,899)
Other	27,832	118,818
Allowance for impairment in value	(1,945,000)	-
	1,625,499	3,415,372
Other receivables		
Notes receivable	695,074	1,426,633
Interest to be accrued	(87,655)	(181,012)
Section 33, Law No. 19,550 companies (subsidiaries and affiliates) – Note 7	296,148	-
	903,567	1,245,621

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN – Continued

	12/31/04	12/31/03
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	7,400,450	6,762,362
Related companies – Note 7	732,498	576,002
In foreign currency	11,552,798	10,974,758
	19,685,746	18,313,122
Salaries, payroll and other taxes		
Employee benefits	1,177,025	662,491
Taxes payable	683,272	966,161
	1,860,297	1,628,652
Loans		
Financial loans in local currency	8,515,641	2,216,748
Financial loans in foreign currency	2,161,014	3,351,894
	10,676,655	5,568,642
Customer prepayments		
In local currency	-	1,798,553
In foreign currency	4,291,125	2,251,990
	4,291,125	4,050,543
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 7	2,943,349	1,167,343
In local currency	-	33,748
In foreign currency – Note 7	304,307	196,641
	3,247,656	1,397,732
NONCURRENT LIABILITIES		
Payables		
Loans		
Financial loans in local currency	908,409	2,782,244
Financial loans in foreign currency	5,123,880	6,867,900
	6,032,289	9,650,144
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 7	-	3,000,000
	-	3,000,000

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN – Continued

	12/31/04	**12/31/03**
OTHER EXPENSE / INCOME		
Inventory difference	-	(890,743)
Leases	1,200,000	1,200,000
Other	87,427	(1,011,524)
	1,287,427	(702,267)

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital structure

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.
The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital stock structure as of December 31, 2004 and December 31, 2003, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY – Continued

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 4,176,701; and 4,176,701, respectively.

NOTE 4 – COMPANY'S TAX SITUATION: TAX SYSTEM – TAX CREDITS

4.1 Income tax – Minimum presumed income tax

The applicable income tax rate has not changed during the year under analysis.

The changes in deferred income tax credit and the charge to income for the period ended December 31, 2004, were as follows:

	Deferred tax credit	**Income tax Income / (Loss)**
Balance at beginning of year, less the provision	-	
Change in the deferred asset provision	(466,126)	(466,126)
Increase in temporary asset differences	35,699	35,699
Decrease in temporary liability differences	430,427	430,427
Balance as of year-end, less the provision	-	-

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – COMPANY'S TAX SITUATION: TAX SYSTEM – TAX CREDITS – Continued

The reconciliation between the charge to income booked in connection with income tax and the one resulting from applying the 35% rate established by current tax regulations on book income for the period is as follows:

Net income for the year before income tax	7,060,207
Permanent differences	(8,391,995)
Taxable income before temporary differences	(1,331,788)
Tax rate	35%
Book income tax credit before provision	(466,126)
Allowance for impairment in value of deferred asset	466,126
Income-tax book charge	-

The items included in the deferred-tax credit as of December 31, 2004, break down as follows:

Asset temporary differences	12/31/04	12/31/03	Change
Non-deductible allowances	702,128	697,047	5,081
2002 foreign exchange difference	98,762	148,142	(49,380)
NOLs	3,399,985	3,319,986	79,999
	4,200,875	4,165,175	35,700
Liability temporary differences			
P&E depreciation	(599,849)	(1,030,276)	430,427
	(599,849)	(1,030,276)	430,427
Deferred tax credit as of year-end before provisions	3,601,026	3,134,899	466,427
Allowance for impairment in value	(3,601,026)	(3,134,899)	(466,127)
Deferred tax credit as of year-end before provisions	-	-	-

4.2 Tax system – Tax credits

Due to the goods and operations carried out in the Province of Tierra del Fuego the Company has been included in the following systems:

A. Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – COMPANY'S TAX SITUATION: TAX SYSTEM – TAX CREDITS – Continued

a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Presidential Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

   Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Presidential Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

   DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,788 based on the difference of the amount originally booked and that requested on June 27, 1995, under the valuation methods disclosed in the resolution.

   On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,142) (un-restated historical value) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853 (un-restated historical value) credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

   Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of BOCONS (Debt Consolidation Bonds) issued under Law No. 23,982, as supplemented, which amounted to ARS 812,674 as of September 30, 2004, and to ARS 631,120, as of December 31, 2003.

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – COMPANY'S TAX SITUATION: TAX SYSTEM – TAX CREDITS – Continued

On May 19, 1997, the DGI provisionally recognized the amount indicated above.

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Years ended	
	December 31, 2004	December 31, 2003
V.A.T.	25,927,417	14,068,442
Customs duties and statistical rate (approximate amounts)	13,830,595	8,465,081

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases and trips, among others.

Presidential Decree No. 615/97 dated July 7, 1997, amending Presidential Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the 100% over the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out from the Province of Tierra del Fuego to the Argentine continental territory are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

Considering the benefits deriving from this note, the Company does not need to meet additional requirements, except for performing the related activities in Tierra del Fuego.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – COMPANY'S TAX SITUATION: TAX SYSTEM – TAX CREDITS – Continued

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems Section) to collect such amounts. As of the date of issuance of these financial statements, although unfavorable administrative resolutions were issued, the Company's legal counsel understands that the transactions carried out by virtue of Law No. 19,640 and, therefore, the collection of rebates set forth by regulations is applicable. Such unfavorable resolutions were challenged; thus, the proceedings are in the Customs Legal and Technical Department awaiting the issuance of the respective formal opinions.

Considering the tax system to which the Company is subject as mentioned in paragraphs 4.1 and 4.2, as of December 31, 2004, the Company and its subsidiary carried tax credits amounting to 5.6 million in the consolidated financial statements (net of an allowance of 3.34 million for risks of impairment in value of receivables from the government charged to income for this year) and to 1.6 million in the stand-alone financial statements (net of 1.94 million for the allowance for the risk of impairment in value of tax credits), which were disclosed in noncurrent assets. The recovery of such credits depends on the companies' possibility of carrying taxable income in the coming years, among other factors. In this respect, the Company's Management understands that based on its future business plan, such credits will be recoverable.

B. Competitiveness: established by Presidential Decree No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:

a) Full corporate indebtedness tax exemption;
b) Full TOMPI exemption;
c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

The benefits mentioned in (a) became effective as from August 31, 2001; those in (b) and (c) became effective as from July 1, 2001. In the case of (a) and (b), the benefits remained in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued
Figures stated in Argentine pesos – See Note 1(a)

NOTE 5 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the years ended December 31, 2004, and 2003, the Company's sales to its most important customers were:

	12/31/2004	12/31/2003
Volkswagen Argentina S.A.	41%	44%
General Motor Argentina	26%	16%
Renault Argentina S.A.	17%	8%
Mercedes Benz	8%	5%
Peugeot Citroen Argentina S.A.	6%	6%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

NOTE 6 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevere S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued
Figures stated in Argentine pesos – See Note 1(a)

NOTE 7 – RELATED-PARTY INFORMATION

The Company was engaged in transactions with its subsidiary, parent, and other related companies. Receivables and payables in that regard are:

	12/31/2004	12/31/2003
Other receivables (noncurrent)		
Il Tevere S.A. (3)	296,148	-
Total	296,148	-
Trade payables		
Valeo Sistemas Automotivos Ltd. (2)	(102,464)	(207,881)
Valeo Autoklimatizace S.R.O. (2)	(59,499)	(70,876)
Valeo Climatization S.A. (Euro) (2)	(9,808)	-
Valeo Klimasysteme GMBH (2)	(5,643)	-
Valeo Sistemas Automotivos (2)	(150,645)	(77,406)
Valeo Climate Control Mexico (2)	-	(18,074)
Valeo Autosystemiy SP. Z.O.O. (2)	(44,492)	(35,981)
Valeo Vymeniky Tepla s.r.o. (2)	-	(41,593)
Valeo Thermique Moteur (2)	(185,190)	(51,253)
VCC Up Echangeurs (2)	(174,757)	(72,938)
Total	(732,498)	(576,002)
Other payables (current)		
VCC Up Echangeurs (2)	(304,307)	(196,641)
Interclima S.A. (1)	(2,943,349)	(4,167,343) (4)
Total	(3,247,656)	(4,363,984)

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 7 – RELATED-PARTY INFORMATION – Continued

The transactions carried out with the subsidiary, parent, and other related companies for the year ended December 31, 2004 and December 31, 2003, are:

	12/31/2004				
	Merchandise importation	Services received	Royalties	Loans	Other services
Valeo Sistemas Automotivos Ltd. (2)	2,143,045	-	-	-	-
Valeo China (2)	69,059	-	-	-	-
Valeo Autoklimatizace S.R.O. (2)	723,943	-	-	-	-
Valeo Climatización S.A. (Euro) (2)	224,295	-	-	-	-
Valeo Klimasysteme GMBH (2)	90,794	-	-	-	-
Valeo Componentes Automóviles (2)	166,409	-	-	-	-
Valeo Sistemas Automotivos (2)	1,311,239	-	-	-	-
Valeo Climate Control Mexico (2)	257,586	-	-	-	-
Valeo Autosystemiy SP Z.O.O. (2)	288,043	-	-	-	-
Valeo Vymeniky Tepla s.r.o. (2)	1,210,114	-	-	-	-
Valeo Securite Habitacle (2)	1,098,362	-	-	-	-
Valeo Thermique Francia (2)	517,134	202,815	-	-	-
Valeo Thermique Motear (2)	2,943,755	-	-	-	-
Valeo Zaragoza (2)	4,036,024	-	-	-	-
VCC Up Echangeurs (2)	2,928,297	-	1,465,587	-	-
Interclima (1)	11,320,151	-	-	(1,223,994)	1,200,000
Il Tevere S.A. (3)	-	-	-	296,148	-
	29,328,250	202,815	1,465,587	(927,846)	1,200,000

	Merchandise importation	Services received	Royalties	Loans	Other services
Valeo Sistemas Automotivos Ltd. (2)	1,138,156	-	-	-	-
Valeo Autoklimatizace S.R.O. (2)	468,804	-	-	-	-
Valeo Climatización S.A. (Euro) (2)	124,516	-	-	-	-
Valeo Klimasysteme GMBH (2)	91,031	-	-	-	-
Valeo Componentes Automóviles (2)	163,420	-	-	-	-
Valeo Sistemas Automotivos (2)	712,415	-	-	-	-
Valeo Climate Control Mexico (2)	376,342	-	-	-	-
Valeo Autosystemiy SP Z.O.O. (2)	89,382	-	-	-	-
Valeo Vymeniky Tepla s.r.o. (2)	1,348,132	-	-	-	-
Valeo Thermique Francia (2)	223,566	32,870	-	-	-
Valeo Thermique Motear (2)	1,404,011	-	-	-	-
Valeo Zaragoza (2)	1,928,363	-	-	-	-
VCC Up Echangeurs (2)	2,221,084	-	586,851	-	-
Interclima (1)	3,934,544	-	-	(2,862,531)	1,200,000
	14,223,766	32,870	586,851	(2,862,531)	1,200,000

(1) Subsidiary company.
(2) Related company.
(3) Parent company.
(4) Current ARS 1,167,343 and non current ARS 3,000,000.

Figures stated in Argentine pesos – See Note 1(a)

NOTE 8 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 9 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
43	July 1, 2003	04/14/03 to 05/30/03
44	July 23, 2003	05/30/03 to 07/22/03
45	July 23, 2003	07/22/03 to 09/02/03
46	September 22, 2003	09/02/03 to 10/09/03
47	September 22, 2003	10/09/03 to 11/22/03
48	December 22, 2003	11/22/03 to 01/05/04
49	December 22, 2003	01/05/04 to 03/01/04
50	April 27, 2003	03/01/04 to 03/22/04
51	April 27, 2003	03/22/04 to 04/26/04
52	August 11, 2004	04/26/04 to 06/30/04
53	September 20,2004	06/30/04 to 08/09/04
54	September 20, 2004	08/09/04 to 09/21/04
55	October 20, 2004	09/21/04 to 11/01/04
56	October 20, 2004	11/01/04 to 11/30/04

Regarding transactions for the period December 1 through December 31, 2004, for administrative reasons, the loose sheets meeting Regulation No. 105/94, issued by the DPJ (regulatory agency of business associations) of Tierra del Fuego, have not yet been transcribed.

NOTE 10 – RECENT SIGNIFICANT ECONOMIC EVENTS

Since early December 2001, Argentine authorities implemented a number of monetary and foreign exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, which in some cases are subject to the approval from the BCRA (Central Bank of Argentina). In this regard, other regulations were issued, which further amended the new regulations then in effect, such as: consolidation of foreign exchange markets into a "free" market, B.C.R.A.'s prior authorization to make certain transfers abroad on account of principal and interest servicing; and the temporary suspension of dismissals without fair cause.

Figures stated in Argentine pesos – See Note 1(a)

NOTE 11 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The Company borrowed loans from different banks.

The borrowing and renegotiation of these loans entails the Company's compliance with certain conditions and requirements, which it has fulfilled to date, especially those related to meeting certain ratios in its quarterly financial statements, especially those aimed at measuring the liabilities-to-interest-paid ratio, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million, as stipulated in the case of the loan from Citibank N.A. Additionally, the Company agreed not to distribute dividends during the term of the loan and not to make annual repayments to the BNP exceeding 25% of the Company's total payable to such bank. Additionally, the Company has assumed certain commitments normal in this kind of restructuring.

NOTE 12 – CHANGES IN PRIOR-YEAR INCOME (LOSS)

For fiscal year 2003, as a result of applying new accounting standards effective as from January 1, 2003, as indicated in note 1(b), the Company booked such impact on accumulated income (loss) as from December 31, 2002.

The total loss amounted to ARS 1,928,327, which is mostly related to the valuation of receivables and payables at the net present value of the amount receivable or payable, as the case may be, and with the recognition of payables to vendors. ARS 384,214 should be added to that amount due to the adjustment mentioned in note 1(b) (Long-term investments – Equity interests in other companies – Income tax).

NOTE 13 – EARNINGS PER SHARE

Earnings per share (basic and diluted) are calculated by dividing the net income (loss) for the period related to common shares by the weighted average cost of outstanding common shares during the same period. No transactions involving common shares or possible common shares have been performed as from the information issuance date until the conclusion of these financial statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 14 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follows accounting principles that conform with the CNV regulations.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between such Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used, have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.



SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C. 209 SECTION

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL EJERCICIO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2004

CONJUNTAMENTE CON EL INFORME DE AUDITORIA

Y DE LA COMISIÓN FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez (*)

VICEPRESIDENTE

Sr. José Fara (*)

DIRECTORES TITULARES

Sr. Sergio Vélez
Sr. André Gold
Sr. Alejandro Carrera (*)

DIRECTORES SUPLENTES

Sr. José Luis Caputo
Sr. Emmanuel Lemaitre
Sr. Alain Marmugi
Sr. Eduardo Garcia Terán
Sr. Martín Basaldúa

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Aldo Carugati
Dr. Karén Grigorian
Dr.Enrique Crespi

Síndicos Suplentes

Dr.Pablo Moreno
Dr.Gabriel Casella
Dr.Benjamín Harriague

(*) Integrantes del Comité de auditoría

ERNST & YOUNG

■ Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

■ Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DEL AUDITOR

A los Señores Presidente y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. Hemos auditado los estados de situación patrimonial adjuntos de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de diciembre de 2004 y 2003 y los correspondientes estados de resultados, de evolución del patrimonio neto y flujo de efectivo por los ejercicios finalizados en esas fechas. Asimismo hemos auditado los estados de situación patrimonial consolidados adjuntos de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2004 y 2003 y los correspondientes estados consolidados de resultados y de flujo de efectivo por los ejercicios finalizados en esas fechas, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestras auditorías.

2. Nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la República Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, la evidencia respaldatoria de la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Dirección de la Sociedad y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestras auditorías nos brindan una base razonable para fundamentar nuestra opinión.

3. Al 31 de diciembre de 2004 y 2003 la Sociedad y su sociedad controlada mantenían registrados créditos fiscales no corrientes en concepto de impuesto al valor agregado e impuesto a la ganancia mínima presunta por $5.620.578 y $4.879.588, respectivamente, cuya recuperabilidad depende de que las sociedades generen suficientes ingresos gravados para su absorción. A la fecha de emisión de este informe no es posible estimar el importe que se recuperará de dichos créditos. Asimismo, tal como se indica en el último párrafo de la nota 4.2.A a los estados contables adjuntos, al 31 de diciembre de 2003 la Sociedad y su sociedad controlada mantenían otros créditos fiscales de recuperabilidad incierta por aproximadamente $3.345.000, que fueron previsionados en el ejercicio corriente. Por lo tanto, nuestra opinión actual sobre los estados contables a dicha fecha ya no se encuentra afectada por esta incertidumbre.

4. Tal como se indica en la Nota 1 a los estados contables adjuntos, y de acuerdo con lo establecido por las normas del organismo de control societario, la Sociedad no ha reconocido

contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados entre 1° de marzo y el 30 de septiembre de 2003, lo cual es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. De haberse reconocido los efectos de dichas variaciones, la pérdida por el ejercicio finalizado el 31 de diciembre de 2003 hubiera disminuido y los restantes componentes del patrimonio neto hubieran disminuido en su conjunto en aproximadamente $740.000.

5. En nuestra opinión, sujeto al efecto de los ajustes que podrían haberse requerido de conocerse la resolución de la incertidumbre mencionada en el párrafo 3., los estados contables mencionados en el párrafo 1. presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y la situación patrimonial consolidada de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria con su sociedad controlada al 31 de diciembre de 2004 y 2003, y los respectivos resultados de sus operaciones y los flujos de su efectivo por los ejercicios finalizados en esas fechas de conformidad con las normas pertinentes de la Comisión Nacional de Valores, y excepto, adicionalmente, por la falta de reconocimiento de las variaciones en el poder adquisitivo de la moneda entre el 1° de marzo y el 30 de septiembre de 2003 en los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el ejercicio finalizado el 31 de diciembre de 2003, descripta en el párrafo 4., con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

6. En cumplimiento de disposiciones vigentes, informamos que:

   a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances y, han sido preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley de Sociedades Comerciales.

   b) Los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la nota 9 a los estados contables adjuntos, y de acuerdo con las condiciones establecidas en la Disposición N° 1000/00 de la Inspección General de Justicia de Tierra del Fuego de fecha 13 de diciembre de 2000.

   c) La información contenida en los puntos 2. y 3. de la "Reseña Informativa por el ejercicio finalizado el 31 de diciembre de 2004" y en los puntos 3, 4 y 5 de las "Notas Complementarias a los estados contables al 31 de diciembre de 2004 requeridas por el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires", presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de diciembre de 2004 y 2003 adjuntos y al 31 de diciembre de 2002, 2001 y 2000 (luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la nota 1.a) a los estados contables adjuntos), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de fechas 10 de marzo de 2003, 8 de marzo de



2002 y 9 de marzo de 2001 y, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. La información correspondiente a los ejercicios finalizados el 31 de diciembre de 2002, 2001 y 2000 no fue modificada por la Dirección de la Sociedad para incorporar los cambios en los criterios de medición mencionados en la nota 1.b), ni para reflejar la reexpresión requerida por las normas contables profesionales mencionada en el párrafo 4.

d) Durante el ejercicio finalizado el 31 de diciembre de 2004, hemos facturado honorarios por servicios de auditoría prestados a la emisora, que representan el 100% del total facturado a la emisora por todo concepto, el 82% del total de servicios de auditoría facturados a la emisora, a la controlante y controlada y, el 82% del total facturado a la emisora, a la controlante y controlada por todo concepto.

e) Al 31 de diciembre de 2004, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $110.230, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
11 de marzo de 2005



PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. R.A.P.U. T° I F° 13

Karén Grigorian (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° 175 F° 031

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 12 de agosto de 2004.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°34, INICIADO EL 1 DE ENERO DE 2004
RESEÑA INFORMATIVA
Por el ejercicio finalizado el 31 de DICIEMBRE de 2004
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL EJERCICIO (*).

Durante el año 2004 se registró en la Argentina un crecimiento de la actividad que no se veía desde hace varios años, generando una confianza en los consumidores que se observa entre otras cosas, en el incremento de la demanda de bienes de consumo durables.

Asimismo la Argentina estuvo tratando la salida del default, negociaciones que a la fecha de emisión de este balance ya se habían concluido con éxito, lo cual habrá expectativas de crecimiento y estabilidad que le permitirán a la Argentina iniciar un período de nuevas inversiones, dependiendo también de ciertas decisiones que se deberán tomar con respecto a temas postergados como tarifas de servicios públicos y otras cuestiones.

La industria automotriz sigue registrando un fuerte incremento de actividad con relación a la década anterior, alcanzando en este período las ventas domésticas las 311.960 unidades y las exportaciones de 146.426 unidades. Siendo el crecimiento de la producción de un 53.5% con respecto al año anterior.

La recuperación que registró el mercado automotriz se sintió fuertemente en las actividades de la empresa, tanto por el incremento de las ventas, como también en la penetración en el mercado, donde pasó a tener el 67% del segmento contra un 62% del año anterior.

Dentro de las actividades fue importante la obtención de la orden de compra de Peugeot para el condensador 206, y en nuestra empresa controlada la consolidación del proceso de soldadura para los enfriadores de aceite y la incorporación de un nuevo mercado que es el de refrigeración doméstica.

2. ***ESTRUCTURA PATRIMONIAL*** **(cifras correspondientes a los estados consolidados y expresadas en pesos – ver Nota 1)**

	31/12/2004	31/12/2003	31/12/2002	31/12/2001	31/12/2000
Activo Corriente	99,680,710	67,547,756	66,879,625	60,949,060	93,547,581
Activo no Corriente	26,556,016	32,391,773	38,458,205	56,790,548	49,575,217
Total del Activo	126,236,726	99,939,529	105,337,830	117,739,608	143,122,798
Pasivo Corriente	57,508,603	33,133,081	30,199,587	44,280,865	57,420.394
Pasivo no Corriente	6,032,289	11,411,548	16,836,705	0	0
Total del Pasivo	63,540,892	44,544,629	47,036,292	44,280,865	57,420,394
Participación Minoritaria	5,196	4,119	3,530	5,514	5,608
Patrimonio Neto	62,690,638	55,390,781	58,298,008	73,453,229	85.696,796
Total de Pasivo y Patrimonio Neto	126,236,726	99,939,529	105,337,830	117,739,608	143,122,798

3. ***ESTRUCTURA DE RESULTADOS.*** **(cifras correspondientes a los estados consolidados y expresadas en pesos– ver Nota 1)**

	31/12/2004	31/12/2003	31/12/2002	31/12/2001	31/12/2000
Resultado operativo ordinario	14,990,019	414,982	1,723,633	(3,175,913)	3,224,474
Resultados financieros	(6,436,824)	(994,056)	(16,139,916)	(6,666,470)	(5,062,135)
Otros (egresos) / ingresos	88,840	(1,535,015)	(356,707)	(935,779)	78,478
Impuesto a las ganancias	(1,341,100)	(792,549)	(384,214)	0	0
Resultado participación minoritaria	(1,078)	(589)	1,983	97	214
Resultado neto ordinario	7,299,857	(2,907,227)	(15,155,221)	(10,778,065)	(1,758,969)
Resultado extraordinario	0	0	0	(1,465,501)	0
Resultado neto	7,299,857	(2,907,227)	(15,155,221)	(12,243,566)	(1,758,969)

4. *DATOS ESTADÍSTICOS (1) (*)*

Volumen de unidades		31/12/2004		31/12/2003		31/12/2002		31/12/2001		31/12/2000	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	92,533	275,243	63,595	215,288	43,303	147,618	26,995	178,250	63,164	232,861
Ventas	(3)	77,832	232,293	51,810	186,643	41,063	137,478	23,990	123,219	62,452	186,682
- Locales		54,464	150,632	27,582	84,255	20,333	67,590	17,172	73,093		
Equipos c/aire		21,413	74,837	16,274	41,451	12,346	35,839	11,442	47,004		
Equipos s/aire		10,623	36,183	6,487	25,065	4,857	19,056	5,730	26,089		
Tableros		7,173	22,149	4,821	17,739	3,130	12,695	0	0		
AA Res.		15,255	17,463								
- Exportación		23,368	81,661	24,228	102,388	20,730	69,888	6,818	50,126		

(1) A partir del ejercicio anterior se exponen las unidades vendidas por ICSA como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. *INDICES*

	31/12/2004	31/12/2003	31/12/2002	31/12/2001	31/12/2000
Liquidez	1.73	2.04	2.21	1.38	1.63
Solvencia	0.99	1.24	1.24	1.66	1.49
Inmovilización del capital	0.21	0.32	0.37	0.48	0.35
Rentabilidad	0.12	-0.05	-0.26	-0.17	-0.02

6. COTIZACIONES (valores a tanto por 1$ de valor nominal)

ENE 04	ENE 03	FEB 04	FEB 03	MAR 04	MAR 03
24.50	9.40	23.10	10.10	24.10	9.30
ABR 04	ABR 03	MAY 04	MAY 03	JUN 04	JUN 03
23.55	12.60	22.40	15.50	21.00	16.10
JUL04	JUL 03	AGO 04	AGO 03	SET 04	SET 03
23.10	15.80	21.50	14.70	23.25	15.70
OCT04	OCT 03	NOV 04	NOV 03	DIC 04	DIC 03
22.80	16.50	22.20	18.20	26.00	19.75

7. PERSPECTIVAS (*)

La industria prevee la continuidad del crecimiento de la actividad, en la medida que se continúe con el ritmo de inversiones necesarias.

Las terminales, de acuerdo a las conversaciones mantenidas, continuarán incrementando su producción y proyectan la incorporación de nuevos productos y expansión en algunos casos de la planta industrial.

Con respecto a la producción de los aires de uso doméstico se prevee alcanzar para el 2005 un nivel de producción de 30.000 unidades.

Buenos Aires, 11 de marzo de 2005



Lic. Roberto G. Vázquez
Presidente

(*) Información no cubierta por el informe del auditor.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°34 INICIADO EL 1 DE ENERO DE 2004 Y FINALIZADO EL 31 DE DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 12 de agosto de 2004.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 6 a los estados contables individuales.

Composición del capital: Ver nota 3 a los estados contables individuales.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2004 Y AL 31 DE DICIEMBRE DE 2003

- Expresados en pesos – ver Nota 1 a los estados individuales

	31/12/2004	31/12/2003
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	17,673,528	13,782,122
Inversiones Temporarias - Nota 2	587	587
Créditos por ventas - Nota 2	36,224,616	15,502,566
Créditos fiscales - Nota 2	533,832	278,422
Otros créditos - Nota 2	1,159,785	1,284,984
Bienes de Cambio - Nota 2	44,088,362	36,699,074
TOTAL DEL ACTIVO CORRIENTE	99,680,710	67,547,755
ACTIVO NO CORRIENTE		
Otros Créditos - Nota 2	903,567	1,245,621
Créditos fiscales - Nota 2	5,832,788	8,291,159
Activos Intangibles - Nota 1.e.b)	356,069	32,903
Bienes de Uso - Nota 1.e.a)	19,463,592	22,822,091
TOTAL DEL ACTIVO NO CORRIENTE	26,556,016	32,391,774
TOTAL DEL ACTIVO	126,236,726	99,939,529

Las notas 1 a 4 a los estados contables consolidados y las notas 1 a 13 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2004 Y AL 31 DE DICIEMBRE DE 2003

- Expresados en pesos — ver Nota 1 a los estados individuales

	31/12/2004	31/12/2003
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	36,745,075	20,238,645
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	5,109,475	3,044,863
Anticipos de clientes - Nota 2	4,291,125	4,050,543
Préstamos - Nota 2	10,676,655	5,568,642
Otras	304,307	230,388
Total Deudas	57,126,637	33,133,081
Previsiones	381,966	0
TOTAL DEL PASIVO CORRIENTE	57,508,603	33,133,081
PASIVO NO CORRIENTE		
Deudas:		
Anticipos de clientes	0	1,761,404
Préstamos - Nota 2	6,032,289	9,650,144
TOTAL DEL PASIVO NO CORRIENTE	6,032,289	11,411,548
TOTAL DEL PASIVO	63,540,892	44,544,629
PARTICIPACIÓN DE TERCEROS EN SOCIEDADES CONTROLADAS	5,196	4,119
PATRIMONIO NETO	62,690,638	55,390,781
TOTAL DEL PASIVO, PARTICIPACIÓN DE TERCEROS Y PATRIMONIO NETO	126,236,726	99,939,529

Las notas 1 a 4 a los estados contables consolidados y las notas 1 a 13 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1 a los estados individuales

	31/12/2004	31/12/2003
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 28.977.895 y de 14.068.442 respectivamente)	201,622,556	114,705,458
Costo de los bienes vendidos	(171,998,618)	(103,001,015)
GANANCIA BRUTA	29,623,938	11,704,443
Gastos de Administración	(9,068,901)	(7,970,008)
Gastos de Comercialización	(5,565,018)	(3,287,313)
Resultado por inversiones permanentes	0	(32,140)
Resultados financieros y por tenencia generados por activos:		
Intereses	1,092,711	228,304
Diferencia de cambio	83,452	(871,228)
Resultado por tenencia - Bienes de cambio	2,013,573	(2,534,668)
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	(346,836)
Previsión Desvalorización Creditos por Ventas	(400,000)	0
Previsión Desvalorización Bienes de Uso	(281,691)	0
Previsión Desvalorización Creditos Fiscales	(3,345,000)	0
Inversiones corrientes y créditos fiscales	167,527	(138,327)
Resultados financieros y por tenencia generados por pasivos:		
Intereses	(2,829,277)	(1,143,778)
Diferencia de cambio	(2,938,119)	3,420,162
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	392,315
Otros Egresos / Ingresos	88,840	(1,535,015)
GANANCIA (PÉRDIDA) ANTES DEL IMPUESTO A LAS GANANCIAS	8,642,035	(2,114,089)
Impuesto a las ganancias	(1,341,100)	(792,549)
GANANCIA (PÉRDIDA) DESPUES DEL IMPUESTO A LAS GANANCIAS	7,300,935	(2,906,638)
Participación de terceros en sociedades controladas	(1,078)	(589)
GANANCIA (PÉRDIDA) NETA DEL EJERCICIO	7,299,857	(2,907,227)

Las notas 1 a 4 a los estados contables consolidados y las notas 1 a 13 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1 a los estados individuales

	31/12/2004	31/12/2003
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	13,782,122	14,014,326
Efectivo al cierre del ejercicio	17,673,528	13,782,122
Aumento (Disminución) del efectivo	3,891,406	(232.204)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia - (Pérdida) neta del ejercicio	7,299,857	(2,907,227)
Intereses y Diferencia de cambio devengada sobre deuda	1,767,259	(957,741)
Impuesto a las ganancias	1,341,100	792,549
Ajustes para arribar al flujo neto de efectivo provenientes de las actividades operativas		
Depreciación de Bienes de Uso y amortizacion de Activos Intangibles	5,031,569	5,402,052
Resultado (ganancia) por venta de Bienes de Uso	(15,227)	11,547
Participación minoritaria	1,078	589
Previsión para desvalorización de inventarios (Efecto Neto)	2,501,739	729,220
Resultado por participaciones permanentes en sociedades	0	32,140
Desvalorización Creditos por Ventas	400,000	0
Desvalorización Bienes de Uso	281,691	0
Desvalorización Creditos Fiscales	3,345,000	0
Previsión para garantías y mayores costos	381,966	(1,042,593)
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	0	1,618
Variación en Activos y Pasivos operativos		
Créditos por ventas	(21,122,050)	(6,696,151)
Bienes de Cambio	(9,891,027)	3,386,725
Deudas Comerciales	16,506,430	8,598,729
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	(768,528)	912,785
Anticipo de clientes	(1,520,822)	(611,799)
Otros	541,175	2,650,633
Intereses pagados	(1,168,280)	(2,062,094)
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS	4,912,930	8,240,982

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1 a los estados individuales

	31/12/2004	**31/12/2003**
ACTIVIDADES DE INVERSIÓN		
Adquisiciones netas de desafectaciones de Bienes de Uso	(1,803,819)	(405,525)
Venta de Bienes de Uso	23,294	(11,624)
Inversión en Intangibles	(435,179)	0
Inversión en Gastos preoperativos	(46,996)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(2,262,700)	(417,149)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(15,658,824)	(8,056,037)
Ingreso por préstamos	16,900,000	0
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	1,241,176	(8,056,037)
AUMENTO (DISMINUCIÓN) DEL EFECTIVO	3,891,406	(232,204)

Las notas 1 a 4 a los estados contables consolidados y las notas 1 a 13 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 31 de diciembre de 2004 y 31 de diciembre de 2003 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en la Resolución 459 que modificó el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución y la discontinuación de los efectos en el cambio del poder adquisitivo de la moneda establecidos en la Resolución General N° 441 de la Comisión Nacional de Valores tal como se indica en la nota 1 a los estados contables individuales.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables individuales, excepto por la valuación de la inversión en sociedad controlada que en los presentes estados ha sido incorporada línea por línea siguiendo los criterios de la resolución técnica Nro. 21 de la FACPCE con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de diciembre de 2004 y 31 de diciembre de 2003, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 31/12/2004	Fecha de cierre del período
Interclima Sociedad Anónima	99,9667	31/12/2004

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 31 de diciembre de 2004, se utilizaron los estados contables de Interclima Sociedad Anónima a dicha fecha, los que cuentan con un informe de auditoria con salvedades determinadas por discrepancias en la cuantificación del pasivo por impuesto a las ganancias, de fecha 11 de marzo de 2005; dicho ajuste ha sido considerado para la valuación de la inversión y en consecuencia en los presentes estados contables consolidados y con salvedades indeterminadas relacionadas con la incertidumbre vinculada con la recuperabilidad de los créditos fiscales.

Con relación a los estados consolidados al 31 de diciembre de 2003, se utilizaron los estados contables de Interclima Sociedad Anónima a dicha fecha los que cuentan con un informe de auditoria de fecha 10 de marzo de 2004, e incluye una salvedad determinada por discrepancia en la valuación del pasivo por impuesto a las ganancias (dicho ajuste ha sido considerado en los estados contables consolidados) e indeterminadas relacionadas con las incertidumbres vinculadas con la recuperabilidad de los créditos fiscales y los créditos con el Estado Argentino.

e) Evolución de activos significativos:

a) Bienes de Uso:	31-12-04	31-12-03
Saldo al inicio	22.822.091	27.485.464
Altas	1.803.819	417.225
Bajas (neto de depreciaciones)	(8.067)	(11.811)
Desvalorizaciones	(281.691)	0
Depreciaciones	(4.872.560)	(5.068.787)
Saldo al cierre	19.463.592	22.822.091

b) Activos Intangibles		
Saldo al inicio	32.903	366.168
Altas	482.175	0
Amortizaciones	(159.009)	(333.265)
Saldo al cierre	356.069	32.903



U.S. "SEC"
FILE N° 82-3941

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/12/2004	31/12/2003
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	11,869	42,618
Caja moneda extranjera	102,517	105,476
Bancos moneda nacional	10,184,615	4,461,304
Bancos moneda extranjera	7,374,527	9,172,724
	17,673,528	13,782,122
Inversiones Temporarias		
Inversiones en moneda nacional y otros	587	587
	587	587
Créditos por ventas		
Deudores por ventas	35,095,217	15,015,866
Deudores por ventas moneda extranjera	566,341	0
Empresa relacionada - Nota 3	1,048,061	571,877
Previsión deudores incobrables	(485,003)	(85,177)
	36,224,616	15,502,566
Créditos fiscales		
IVA crédito fiscal	390,339	232,808
Otros	143,493	45,614
	533,832	278,422
Otros Créditos		
Documentos a Cobrar	758,262	749,597
Intereses a Devengar	(95,623)	(95,109)
Seguros a devengar	217,877	165,060
Otros	279,269	465,436
	1,159,785	1,284,984

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2004	31/12/2003
Bienes de cambio		
Productos elaborados	15,033,064	11,433,737
Materia prima	29,138,378	22,932,903
Materia prima en tránsito	8,462,631	7,771,539
Existencia al cierre	52,634,073	42,138,179
Anticipo a proveedores en moneda nacional	710,736	371,927
Anticipo a proveedores en moneda extranjera	1,166,295	2,109,971
Previsión para desvalorización	(10,422,742)	(7,921,003)
	44,088,362	36,699,074
ACTIVO NO CORRIENTE		
Otros Créditos		
Documentos a Cobrar	695,074	1,426,633
Intereses a Devengar	(87,655)	(181,012)
Sociedad Art. 33 Ley 19550 - Nota 3	296,148	0
	903,567	1,245,621
Créditos Fiscales		
I.V.A. Crédito fiscal	3,739,417	3,266,017
Impuesto a la ganancia Mínima Presunta	1,881,161	1,613,571
Reintegros a cobrar en moneda nacional	2,570,351	2,254,264
Beneficios promocionales a cobrar	952,882	779,973
Crédito por impuesto diferido	3,875,762	4,537,854
Previsión p/desvalorización p/crédito por I.diferido	(3,875,762)	(4,537,854)
Otros	33,977	377,335
Previsión Desvalorizacion	(3,345,000)	0
	5,832,788	8,291,160

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – *Continuación*

	31/12/2004	31/12/2003
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	23,351,868	7,650,958
En moneda extranjera	12,803,767	11,795,559
En moneda extranjera - Empresa relacionada - Nota 3	829,090	792,128
	36,984,725	20,238,645
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	1,331,794	722,493
Deudas fiscales	3,777,681	2,322,370
	5,109,475	3,044,863
Anticipos de clientes		
En moneda local	0	1,798,553
En moneda extranjera	4,291,125	2,251,990
	4,291,125	4,050,543
Préstamos		
Financieros en moneda local	8,515,641	2,216,748
Financieros en moneda extranjera	2,161,014	3,351,894
	10,676,655	5,568,642
PASIVO NO CORRIENTE		
Deudas:		
Préstamos		
Financieros en moneda local	908,409	2,782,244
Financieros en moneda extranjera	5,123,880	6,867,900
	6,032,289	9,650,144

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS

Las operaciones con sociedades relacionadas y controlante, son los siguientes:

	31/12/2004	31/12/2003
Créditos por ventas		
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	1,048,061	571,877
Total	1,048,061	571,877
Otros Créditos (No corrientes)		
IL TEVERE S.A. (2)	296,148	0
Total	296,148	0
Deudas Comerciales		
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	-147,539	-316,436
VALEO AUTOKLIMATIZACE S.R.O (1)	-59,499	-70,876
VALEO CLIMATIZACION S.A.(EURO) (1)	-9,808	0
VALEO KLIMASYSTEME GMBH (1)	-5,643	0
VALEO SISTEMAS AUTOMOTIVOS (1)	-150,645	-77,406
VALEO CLIMATE CONTROL MEXICO (1)	0	-18,074
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	-44,492	-35,981
VALEO VYMENIKY TEPLA s.r.o. (1)	-51,517	-149,164
VALEO THERMIQUE MOTEUR (1)	-185,190	-51,253
VCC UP ECHANGEURS (1)	-174,757	-72,938
Total	-829,090	-792,128
Otras Deudas (Corrientes)		
VCC UP ECHANGEURS (1)	-304,307	-196,641
Total	-304,307	-196,641

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS – Continuación

Las transacciones con sociedades relacionadas y controlante, son los siguientes:

	31/12/2004				
	Compra de mercaderías	Venta de mercaderías	Servicios recibidos	Regalías	Prestamos Otorgados
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	3,363,421	-4,851,976			
VALEO CHINA (1)	69,059				
VALEO AUTOKLIMATIZACE S.R.O (1)	723,943				
VALEO CLIMATIZACION S.A.(EURO) (1)	224,295				
VALEO KLIMASYSTEME GMBH (1)	90,794				
VALEO COMPONENTES AUTOMOVILES (1)	166,409				
VALEO SISTEMAS AUTOMOTIVOS (1)	1,311,239				
VALEO CLIMATE CONTROL MEXICO (1)	257,586				
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	288,043				
VALEO VYMENIKY TEPLA s.r.o. (1)	3,696,077				
VALEO SECURITE HABITACLE (1)	1,098,362				
VALEO THERMIQUE FRANCIA (1)	517,134		202,815		
VALEO THERMIQUE MOTEUR (1)	2,943,755				
VALEO ZARAGOZA (1)	4,036,024				
VCC UP ECHANGEURS (1)	2,928,297			1,465,587	
IL TEVERE S.A. (2)	0				296,148
	21,714,438	-4,851,976	202,815	1,465,587	296,148

	31/12/2003				
	Compra de mercaderías	Venta de mercaderías	Servicios recibidos	Regalías	Prestamos Otorgados
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	1,548,030	-7,409,208			
VALEO AUTOKLIMATIZACE S.R.O (1)	468,804				
VALEO CLIMATIZACION S.A.(EURO) (1)	124,516				
VALEO KLIMASYSTEME GMBH (1)	91,031				
VALEO COMPONENTES AUTOMOVILES (1)	163,420				
VALEO SISTEMAS AUTOMOTIVOS (1)	712,415				
VALEO CLIMATE CONTROL MEXICO (1)	376,342				
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	89,382				
VALEO VYMENIKY TEPLA s.r.o. (1)	2,183,112				
VALEO THERMIQUE FRANCIA (1)	223,566		32,870		
VALEO THERMIQUE MOTEUR (1)	1,404,011				
VALEO ZARAGOZA (1)	1,928,363				
VCC UP ECHANGEURS (1)	2,221,084			586,851	
	11,534,076	-7,409,208	32,870	586,851	0

(1) Sociedad relacionada
(2) Sociedad controlante

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 4 – INFORMACIÓN POR SEGMENTOS

A partir del ejercicio finalizado el 31 de diciembre de 2004, la Sociedad opera en los segmentos de negocio automotriz residencial. Los criterios de valuación aplicables para preparar la información por segmentos de negocios son los descriptos en la Nota 1 de los presentes estados contables.

	CLIMATIZACION		
INGRESOS	AUTOMOTRIZ	RESIDENCIAL	TOTAL
Ventas (netas de int. Implicitos)	158,277,112	14,367,549	172,644,661
Beneficio Fiscal	25,927,417	3,050,478	28,977,895
Total	184,204,529	17,418,027	201,622,556
PATRIMONIAL			
Activos Asignados	108,934,754	17,301,972	126,236,726
Alta de Bienes de Uso e Intangibles	1,143,383	1,142,611	2,285,994

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TÍTULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004 COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2004											2003
						Información sobre el emisor						
							Últimos estados contables emitidos					
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del ejercicio	P. Neto	% de partipac. s/ capital social	Valor de libros
Inversiones no corrientes:												
Soc. Art. 33 - Ley 19.550:												
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	12,580,275	12,580,275	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	31/12/04	12,000	3,235,865	15,604,995	99.97%	11,082,333
Total Inversiones no corrientes					12,580,275							11,082,333

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	31/12/2004				31/12/2003
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	7,566,706	3,087,438	541,994	11,196,138	7,366,577
Contribuciones y beneficios sociales	1,672,410	805,462	118,815	2,596,687	1,882,124
Seguros	873,913	125,274	6,539	1,005,726	584,158
Honorarios y gastos de capacitación	292,922	487,745	57,383	838,050	641,114
Impuestos, tasas y contribuciones	1,532,552	521,104	1,036,618	3,090,274	2,335,376
Otros gastos varios de administración	0	2,240,013	0	2,240,013	1,618,854
Amortizaciones bienes de uso	3,186,904	1,648,078	42,800	4,877,782	5,161,251
Amortizaciones intangibles	0	153,787	0	153,787	240,801
Gastos varios de producción	2,501,712	0	0	2,501,712	1,598,485
Gastos de nacionalización y despacho	5,053,349	0	0	5,053,349	2,456,420
Transportes, fletes y acarreos	12,362,453	0	2,842,127	15,204,580	9,804,945
Derechos de exportación	0	0	60,559	60,559	172,446
Otros gastos de comercialización	0	0	1,308,751	1,308,751	662,136
TOTALES 31-12-2004	35,042,921	9,068,901	6,015,586	50,127,408	
TOTALES 31-12-2003	23,267,366	7,970,008	3,287,313		34,524,687

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2004 Y AL 31 DE DICIEMBRE DE 2003
- Expresados en pesos - ver Nota 1.a)

	31/12/2004	31/12/2003
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	17,560,540	13,675,797
Inversiones temporarias - Nota 2	587	587
Créditos por ventas - Nota 2	19,339,173	14,828,548
Créditos Fiscales - Nota 2	374,801	110,166
Otros Créditos - Nota 2	1,152,008	1,266,005
Bienes de Cambio - Nota 2	37,698,347	34,421,150
TOTAL DEL ACTIVO CORRIENTE	76,125,456	64,302,253
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades	12,580,275	11,082,333
Créditos Fiscales - Nota 2	1,625,499	3,415,372
Otros Créditos - Nota 2	903,567	1,245,621
Bienes de Uso	16,935,314	20,690,057
Activo Intangibles	314,295	25,384
TOTAL DEL ACTIVO NO CORRIENTE	32,358,950	36,458,767
TOTAL DEL ACTIVO	108,484,406	100,761,020

Las notas 1 a 13 son parte integrante de estos estados contables y deben leerse en conjunto.

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2004 Y AL 31 DE DICIEMBRE DE 2003
- Expresados en pesos – ver Nota 1.a)

	31/12/2004	31/12/2003
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	19,685,746	18,313,122
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	1,860,297	1,628,652
Préstamos - Nota 2	10,676,655	5,568,642
Anticipos de clientes - Nota 2	4,291,125	4,050,543
Otras - Nota 2	3,247,656	1,397,732
TOTAL DEL PASIVO CORRIENTE	39,761,479	30,958,691
PASIVO NO CORRIENTE		
Deudas:		
Préstamos - Nota 2	6,032,289	9,650,144
Anticipos de clientes	0	1,761,404
Otras - Nota 2	0	3,000,000
TOTAL DEL PASIVO NO CORRIENTE	6,032,289	14,411,548
TOTAL DEL PASIVO	45,793,768	45,370,239
PATRIMONIO NETO (Según estado respectivo)	62,690,638	55,390,781
TOTAL DEL PASIVO Y PATRIMONIO NETO	108,484,406	100,761,020

Las notas 1 a 13 son parte integrante de estos estados contables y deben leerse en conjunto.

ESTADO DE RESULTADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	31/12/2004	31/12/2003
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 25.927.417 y de 14.068.442 respectivamente) - Nota 4.2.A.e)	177,530,265	106,727,042
Costo de los bienes vendidos	(155,127,935)	(98,564,314)
GANANCIA BRUTA	22,402,330	8,162,728
Gastos de Administración	(8,851,488)	(7,754,753)
Gastos de Comercialización	(4,883,537)	(3,056,400)
Resultado por inversiones permanentes - Nota 1	1,497,941	933,161
Resultados financieros y por tenencia generados por activos		
Intereses	955,311	286,238
Diferencia de cambio	(7,294)	(619,331)
Resultado por tenencia - Bienes de cambio	1,854,528	(2,403,648)
Desvalorización Créditos por Ventas	(400,000)	0
Desvalorización Créditos Fiscales	(1,945,000)	0
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	(260,408)
Inversiones corrientes y créditos fiscales	167,527	(138,327)
Resultados financieros y por tenencia generados por pasivos		
Intereses	(2,284,757)	(1,109,573)
Diferencia de cambio	(2,493,131)	3,398,917
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	356,436
Otros Ingresos y Egresos - Nota 2	1,287,427	(702,267)
GANANCIA / (PERDIDA) NETA DEL EJERCICIO	7,299,857	(2,907,227)
RESULTADO POR ACCION - NOTA 12		
BÁSICO - ORDINARIO	0.3650	(0.1454)
DILUIDO - ORDINARIO	0.3650	(0.1454)

Las notas 1 a 13 son parte integrante de estos estados contables y deben leerse en conjunto.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

\- Expresadas en pesos – ver Nota 1.a)

DETALLE	31/12/2004											31/12/2003
	Aporte de los propietarios						Resultados acumulados					
							Ganancias reservadas					
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Reserva legal	Otras reservas (*)	Total	Resultados no asignados	Total	Total
Saldos al inicio del ejercicio	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	60,610,549
Modificación de saldos - Nota 13											0	(2,312,541)
Saldos al inicio modificados	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	58,298,008
Ganancia (Pérdida) neta del ejercicio										7,299,857	7,299,857	(2,907,227)
Saldos al 31 de Diciembre de 2004	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	48,936,075	62,690,638	
Saldos al 31 de Diciembrede 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218		55,390,781

(*) Ver nota 3.b-

Las notas 1 a 13 son parte integrante de estos estados contables y deben leerse en conjunto.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL EJERICICO FINALIZADO EL 31 DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	31/12/2004	31/12/2003
VARIACIONES DEL EFECTIVO (1)		
Efectivo al inicio del ejercicio	13,675,797	13,204,95
Efectivo al cierre del ejercicio	17,560,540	13,675,79
Incremento neto del efectivo	3,884,743	470,84
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia - (Pérdida) neta del ejercicio	7,299,857	(2,907,22
Intereses y Diferencia de cambio devengada sobre deuda	1,417,259	(957,741
Ajustes para arribar al flujo neto de efectivo proveniente de las actividades operativas		
Depreciación de Bienes de Uso y amortizacion de Activos Intangibles	4,388,840	4,784,69
Resultado (ganancia) por venta de Bienes de Uso	(15,227)	11,54
Previsión para desvalorización de créditos por ventas	400,000	
Previsión para desvalorización de inventarios (Efecto Neto)	2,166,261	661,68
Previsión para desvalorización de créditos fiscales	1,945,000	
Resultado por participaciones permanentes en sociedades	(1,497,941)	(933,161
Previsión para contingencias	0	(1,042,59
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	0	1,58
Variación en Activos y Pasivos operativos		
Creditos por ventas	(4,910,625)	(6,707,70
Bienes de Cambio	(5,443,458)	3,691,75
Deudas Comerciales	1,372,624	8,122,88
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	(188,117)	1,564,24
Anticipo de clientes	(1,520,822)	(611,79
Otros	(694,023)	5,230,13
Intereses pagados	(1,168,280)	(2,062,09
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS	3,551,348	8,846,21

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2004, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	31/12/2004	31/12/2003
ACTIVIDADES DE INVERSIÓN		
Adquisiciones netas de desafectaciones de bienes de uso	(495,896)	(307,718)
Venta de Bienes de Uso	23,294	(11,624)
Inversión en Intangibles	(435,179)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(907,781)	(319,342)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(15,658,824)	(8,056,037)
Ingreso por préstamos	16,900,000	0
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	1,241,176	(8,056,037)
INCREMENTO NETO DEL EFECTIVO	3,884,743	470,840

(1) No considera las inversiones en acciones temporarias.

Las notas 1 a 13 son parte integrante de estos estados contables y deben leerse en conjunto.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda homogénea.

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. De haberse reconocido los efectos de las variaciones en el poder adquisitivo hasta el 30 de septiembre de 2003, la ganancia por el ejercicio finalizado el 31 de diciembre de 2003 hubiera aumentado en aproximadamente $ 740.000. Los efectos de no haber reconocido dichas variaciones sobre el estado de situación patrimonial no han sido significativas.

b) Nuevas Normas Contables aplicadas en la preparación y presentación de los estados contables

La Comisión Nacional de Valores (CNV) emitió con fecha 14 de enero de 2003, la Resolución General N° 434 (modificada por la Resolución 45 del 18 de marzo de 2004) según la cual adopta, con ciertas excepciones y con vigencia: a) para ejercicios que se inicien a partir del 1° de enero de 2003, las Resoluciones Técnicas Nros. 16 a 20 con las modificaciones incorporadas por la Resolución C.D. Nros. 87/03 del CPCECABA; y b) para ejercicios iniciados a partir del 1° de abril de 2004, la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la cual ha sido aplicada en forma anticipada en los presentes estados contables.

Dichas normas contables incorporaron cambios en los criterios de medición del patrimonio neto y en la determinación de los resultados, así como nuevos requerimientos en materia de exposición. Los cambios que resultaron de mayor relevancia para la Sociedad incluyen la determinación del valor actual de sus créditos y pasivos, la cuantificación del impuesto a las ganancias por el método de lo diferido, las restricciones en cuanto al reconocimiento de activos intangibles y otros aspectos en materia de revelación como ser utilidades por acción, tal como se explica en cada uno de los rubros pertinentes.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación han sido registrados en forma retroactiva, es decir que se han afectado los Resultados de Ejercicios Anteriores al inicio del ejercicio 2003 tal como se indica en la nota 13.

La preparación de los estados contables de acuerdo con dichas normas requiere la consideración por parte de la Dirección de la Sociedad de estimaciones y supuestos que pueden afectar los montos informados sobre activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de los Estados Contables y los montos informados sobre ingresos y egresos. Los resultados finales pueden diferir de esas estimaciones.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

  - En moneda nacional: a su valor nominal al cierre, incluyéndose de corresponder, los intereses devengados explícitos o implícitos a dichas fechas, según corresponda, los cuales han sido determinados mediante el cálculo del valor descontado de los flujos de fondos siguiendo los criterios establecidos en la Resolución Técnica N° 17, sección 4 de la FACPCE (texto ordenado en CABA por la Resolución C.D. Nro. 87/03), teniendo en cuenta las presentes circunstancias económicas en razón de las características actuales del mercado financiero, se ha considerado la tasa promedio de interés originada en la financiación obtenida por la empresa.

  - En moneda extranjera: a su valor nominal en moneda extranjera más los intereses explícitos o implícitos devengados al cierre, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período o ejercicio, según corresponda.

  - Otros créditos y deudas en moneda nacional (excepto saldos por impuesto diferido): han sido valuados a su valor estimado descontado de la suma a cobrar o a pagar considerando los criterios establecidos en la Resolución Técnica N° 17, sección 4 de la FACPCE (texto ordenado en CABA por la Resolución C.D. Nro. 87/03). A partir del presente ejercicio, los reintegros a cobrar que antes se exponían en otros créditos no corrientes se presentan en el rubro créditos fiscales – no corrientes -. Dicho cambio

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

fue efectuado también en los estados contables presentados con fines comparativos.

- Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, los cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañía. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

- Instrumentos financieros: la Sociedad no utiliza instrumentos financieros derivados. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales en opinión de la gerencia de MIRGOR no difieren de su valor corriente.

- Bienes de cambio:

  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre considerando los precios de contado para los volúmenes habituales de compra. Asimismo, los bienes importados se valúan al costo de reposición considerando el tipo de cambio vigente al cierre.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre con límite en su valor neto de realización.

  - El valor de los bienes de cambio no supera su valor recuperable.

- Participaciones Permanentes en Sociedades:

  - Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de diciembre de 2004 de Interclima S.A., habiéndose emitido sobre ellos un informe de auditoría con salvedades determinadas e indeterminadas por incertidumbre de fecha 11 de marzo de 2005.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBREDE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

Por otra parte, en la determinación del valor proporcional fue considerado el ajuste para reflejar el pasivo por el impuesto a las ganancias (ver impuesto a las ganancias).

El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados. (Ver apartado b) Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas.)

- Bienes de Uso

Los bienes de uso se encuentran valuados a su costo reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes depreciaciones acumuladas. Las depreciaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

El valor residual contable de los bienes de uso se revisa para verificar si sufrió alguna desvalorización cuando existan hechos o haya cambios en las circunstancias que indican que el valor registrado puede no ser recuperable. Si existiese algún indicio y los
valores de libro superasen el monto recuperable estimado, los activos o las actividades generadoras de fondos se reducen hasta llegar al monto recuperable. El monto recuperable para los bienes de uso equivale al valor neto de realización o al valor de uso, el que sea mayor. Al determinar el valor de uso, se efectúa una primera comparación con los flujos de fondos estimados futuros sin descontar. En el caso que el valor de los flujos de fondos fuera mayor que su valor neto de realización e inferior al valor residual contable, se efectúa una nueva comparación con el flujo descontado y el valor neto de realización para determinar cual es el valor recuperable de los bienes de uso y determinar la desvalorización a contabilizar en caso de corresponder. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia en el estado de resultados. De los análisis realizados no han surgido indicios susceptibles de consideración que podrían afectar la recuperabilidad de los bienes de uso.

El valor de los bienes de uso no supera su valor recuperable.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Activos Intangibles

Hasta el 31 de Diciembre de 2002 los Gastos de investigación y desarrollo vinculadas a nuevos productos, se incluían dentro del rubro de la referencia habiendo sido valuados a su costo de reposición reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos, los cuales serán amortizados en función de la alternativa a) 2. establecida en la sección 8.2.3. de la Resolución Técnica N° 17, es decir por el plazo de vida útil remanente.

A partir de la vigencia de las nuevas Resoluciones Técnicas, mencionadas en el apartado b) de la presente nota 1. los *Gastos de Investigación y Desarrollo se imputarán a los resultados del período en el que se incurran.*

En lo que respecta a las licencias para la comercialización de los productos adquiridos por la Sociedad, y considerando la evaluación de la capacidad de las mismas para generar beneficios futuros, han sido considerados dentro del presente rubro y amortizadas por el método lineal en tres años a partir de la utilización económica de las mismas.

- Previsiones:

- Deducidas del activo:

a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

b) Desvalorización de bienes de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

c) Para desvalorización del activo por impuesto diferido: se ha calculado teniendo en cuenta el valor recuperable considerando la situación fiscal de la Sociedad.

d) Desvalorización de créditos fiscales: Se ha constituido para reducir el valor de libros de dichos créditos a su valor estimado de probable realización. En su determinación se han considerado las estimaciones de la Dirección de la Sociedad y la opinión de sus asesores legales.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Cuentas de patrimonio neto:
  - Se encuentran reexpresadas hasta el 28 de Febrero de 2003 de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 28 de Febrero de 2003 se expone en la cuenta "Ajuste del Capital Social".

- Cuentas del estado de resultados
  - Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a los de la controlada, y el ajuste relacionado con la registración del pasivo por el impuesto a las ganancias (ver apartado b.)
  - Los resultados financieros y por tenencia incluyen tanto las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.
  - Se procedió a segregar los componentes financieros contenidos en la cuentas de resultado.

- Impuesto a las Ganancias

a. Situación de MIRGOR S.A.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

El impuesto a las ganancias se contabiliza siguiendo el método diferido del pasivo, por todas las diferencias temporarias existentes a la fecha del balance general entre las bases imponibles del activo y pasivo y sus montos registrados en los presentes estados contables, tal como lo establece la Resolución Técnica N° 17 de la FACPCE.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

El activo por impuesto a las ganancias diferido se reconoce cuando existan diferencias que disminuyan los impuestos futuros y quebrantos acumulados de ejercicios anteriores que no fueron utilizados, en la medida en que sea probable la existencia de ganancia impositiva disponible para poder utilizar contra ellas. El valor de libros de los activos por impuesto a las ganancias diferido se revisa cada vez que se preparan los estados contables y se reduce en la medida en que ya no haya probabilidad de que exista suficiente ganancia imponible contra la cual se pueda utilizar la totalidad o una parte del activo por impuesto a las ganancias diferido.

De acuerdo con las normas del organismo de control los activos y pasivos por impuesto a las ganancias diferido son valuados a su valor nominal y cuantificados a las tasas que se espera que se apliquen al período en que se realice el activo o se cancele el pasivo considerando las normas legales sancionadas hasta la fecha de los estados contables y se exponen en el activo o pasivo no corriente, según corresponda. Las normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, establecen que los saldos de impuesto diferido deben ser valuados a su valor descontado utilizando tasas de mercado vigentes al cierre del período o ejercicio. Teniendo en cuenta lo indicado en el siguiente párrafo, la diferencia de normas contables no tiene impacto sobre el patrimonio neto al 31 de diciembre de 2004 y el resultado por el ejercicio finalizado en esa fecha.

Considerando que la empresa cuenta con quebrantos impositivos por la suma de 9.809.161 (de los cuales 9.485.675 son utilizables hasta el 31 de diciembre de 2007 y el resto, hasta el 31 de diciembre de 2009), existe un activo por impuesto diferido de 3.601.026, el que ha sido desvalorizado en un 100% en base a las expectativas actuales sobre la probabilidad de su utilización con ganancias sujetas al impuesto, y la situación fiscal de la compañía referida en la nota 4.

El impuesto a la ganancia mínima presunta es complementario del impuesto a las ganancias, dado que, mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la sociedad coincidirá con el mayor de los impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto de las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a las ganancias mínima presunta que pudiera producirse en cualquiera de los 10 ejercicios siguientes.

En el ejercicio finalizado al 31 de diciembre de 2004, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias y ascendió a 21.269 y fue registrada en los créditos fiscales no corrientes, cuyo saldo acumulado a la fecha asciende a 1.524.599 dado que la Dirección de la Sociedad entiende que en función del plan de negocios

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

futuros dichos saldos serían recuperables.

b. Situación en la controlada ICSA

Interclima S.A. no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que a partir de la crisis económica por la salida del Régimen de Convertibilidad que se menciona en la nota 10, están dadas las condiciones macroeconómicas de la Argentina para practicar el Ajuste por Inflación Impositivo, previsto en la ley del gravamen.

La Empresa confeccionó y presentó la declaración jurada correspondiente al gravamen por el período fiscal 2002, conteniendo dicho ajuste, lo cual llevó a determinar un quebranto aproximado de 5.200.000.

De no practicarse el ajuste por inflación impositivo, la Empresa hubiera determinado por el ejercicio 2002, un impuesto a las ganancias, de aproximadamente 384.342, (luego del cómputo de quebrantos de períodos anteriores), de 854.892 por el ejercicio 2003

y de 1.279.585 por el ejercicio finalizado el 31 de diciembre de 2004, valores de origen sin computar actualizaciones financieras.

Interclima S.A. interpuso un recurso ante el Poder Judicial a los efectos de contar con la protección jurisdiccional correspondiente, al entender que debido a la alta inflación que afectó al ejercicio 2002 debe dejarse sin efecto el artículo 39 de la ley N° 24.073 del año 1992, que estableció el índice aplicable para el ajuste por inflación impositivo en el valor de 1.00 (uno) y suspendió en los hechos tal ajuste en la base imponible, incorporado a la legislación en un contexto económico totalmente distinto al del ejercicio 2002. En consecuencia, dicho pasivo por la suma de 2.518.819 más los intereses devengados que ascienden aproximadamente a 350.000, no han sido registrados en los estados contables al 31 de diciembre de 2004 de la Sociedad controlada; sin embargo, a partir del ejercicio 2003 la sociedad considera dicha contingencia para la valuación de la inversión. Dicho menor valor al inicio del ejercicio 2003 (384.214) fue considerado como un Ajuste de Resultados de Ejercicios Anteriores (ver Nota 13).

Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Sociedad controlada ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

El 15 de octubre de 2004 el juez de primera instancia que entiende en el amparo interpuesto por la Sociedad controlada emitió un

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

pronunciamiento para que la AFIP acepte la legitimidad del ajuste por inflación previsto en el titulo VI de la ley 20.628 de impuesto a las ganancias y resolvió declarar la inconstitucionalidad de los artículos 4 de la ley 25.561 en cuanto modifica los arts. 7 y 10 de la ley 23.928 y el artículo 5 del decreto 214/02, y el articulo 39 de la ley 24.073, por avasallar los artículos 14 y 17 de la Constitución Nacional, ordenó a la AFIP a computar el ajuste por inflación en el ejercicio social cerrado el 31 de diciembre de 2002 y presentada el 8 de mayo de 2003.

- Estado de flujo de efectivo

De acuerdo con lo previsto en las Resoluciones Técnicas N° 8 y 9 de la FACPCE, se incluye como estado básico el Estado de Flujo de Efectivo. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los flujos netos de efectivo "generados por" o "utilizados en" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "efectivo" al efectivo más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/12/2004	31/12/2003
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	6,734	37,492
Caja moneda extranjera	102,517	105,476
Bancos moneda nacional	10,076,762	4,360,105
Bancos moneda extranjera	7,374,527	9,172,724
	17,560,540	13,675,797
Inversiones Temporarias		
Inversiones en moneda nacional y otros	587	587
	587	587
Créditos por ventas		
Deudores por ventas en moneda nacional	19,274,435	14,913,725
Deudores por ventas en moneda extranjera	549,741	0
Previsión Desvalorización Créditos por ventas	(485,003)	(85,177)
	19,339,173	14,828,548
Créditos fiscales		
IVA crédito fiscal	269,969	110,166
Otros	104,832	0
	374,801	110,166
Otros Créditos		
Documentos a Cobrar	758,262	749,597
Intereses a Devengar	(95,623)	(95,109)
Seguros a devengar	217,877	165,060
Otros	271,492	446,457
	1,152,008	1,266,005

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2004	31/12/2003
Bienes de cambio		
Productos elaborados	13,925,485	10,420,164
Materia prima	24,406,285	22,064,611
Materia prima en tránsito	7,613,510	7,110,837
Existencia al cierre	45,945,280	39,595,612
Anticipo a proveedores en moneda nacional	529,327	366,500
Anticipo a proveedores en moneda extranjera	881,317	1,950,354
Previsión para desvalorización	(9,657,577)	(7,491,316)
	37,698,347	34,421,150
ACTIVO NO CORRIENTE		
Créditos Fiscales		
I.V.A. Crédito fiscal	93,481	93,481
Impuesto a la ganancia Mínima Presunta	1,524,599	1,503,330
Beneficios promocionales a cobrar - Nota 4.2.A.e)	952,882	779,973
Reintegros a cobrar en moneda nacional - Nota 4.2.A.e)	971,705	919,770
Crédito por impuesto diferido	3,601,026	3,134,899
Previsión p/desvalorización p/crédito por I.diferido	(3,601,026)	(3,134,899)
Otros	27,832	118,818
Previsión para desvalorización	(1,945,000)	0
	1,625,499	3,415,372
Otros Créditos		
Documentos a Cobrar	695,074	1,426,633
Intereses a Devengar	(87,655)	(181,012)
Soc. Art 33 Ley 19.550 - Nota 7	296,148	0
	903,567	1,245,621

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004
- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2004	31/12/2003
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	7,400,450	6,762,362
Sociedades relacionadas - Nota 7	732,498	576,002
En moneda extranjera	11,552,798	10,974,758
	19,685,746	18,313,122
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	1,177,025	662,491
Deudas fiscales	683,272	966,161
	1,860,297	1,628,652
Préstamos		
Financieros en moneda local	8,515,641	2,216,748
Financieros en moneda extranjera	2,161,014	3,351,894
	10,676,655	5,568,642
Anticipos de clientes		
En moneda local	0	1,798,553
En moneda extranjera	4,291,125	2,251,990
	4,291,125	4,050,543
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 7	2,943,349	1,167,343
En moneda local	0	33,748
En moneda extranjera - Empresa relacionada - Nota 7	304,307	196,641
	3,247,656	1,397,732
PASIVO NO CORRIENTE		
Deudas		
Préstamos		
Financieros en moneda local	908,409	2,782,244
Financieros en moneda extranjera	5,123,880	6,867,900
	6,032,289	9,650,144
Otras		
Sociedad Art. 33 Ley 19.550 - Nota 7	0	3,000,000
	0	3,000,000

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2004	31/12/2003
OTROS INGRESOS Y EGRESOS		
Diferencia de inventario	0	(890,743)
Alquileres	1,200,000	1,200,000
Otros	87,427	(1,011,524)
	1,287,427	(702,267)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 31 de diciembre de 2004 y 31 de Diciembre de 2003, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO - Continuación

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701 respectivamente.

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES

4.1 Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas

La alícuota de impuesto a las ganancias aplicable no ha tenido variaciones en el ejercicio bajo consideración.

La evolución del crédito por impuesto diferido y el cargo a resultados en los períodos finalizados el 31 de diciembre de 2004 es la siguiente:

	Crédito por impuesto diferido	Impuesto a la ganancia-Ganancia/(perdida)
Saldo al inicio del ejercicio neto de previsión	-	
Variación de la previsión activos diferidos	(466,126)	(466,126)
Aumento de las diferencias temporarias activas	35,699	35,699
Disminución de las diferencias temporarias pasivas	430,427	430,427
Saldo al cierre del ejercicio neto de previsión	-	-

La conciliación entre el cargo a resultados registrado por el impuesto a las ganancias y el resultante de aplicar la tasa del 35% establecida por las normas impositivas vigentes al resultado contable del período es la siguiente:

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

Ganancia neta del ejercicio antes del impuesto a la ganancia	7,060,207
Diferencias permanentes	-8,391,995
Resultado impositivo antes de las diferencias temporarias	-1,331,788
Tasa del impuesto	35%
Saldo a favor contable por impuesto a las ganancias antes de previsión	(466,126)
Aumento de previsión por desvalorización de activo diferido	466,126
Cargo contable por impuesto a las ganancias	0

El detalle de las partidas incluidas en el crédito por impuesto diferido al 31 de diciembre de 2004 es el siguiente:

Diferencias temporarias activas	31/12/2004	31/12/2003	Variación
Previsiones no deducibles	702,128	697,047	5,081
Diferencia de cambio ejercicio 2002	98,762	148,142	(49,380)
Quebrantos impositivos	3,399,985	3,319,986	79,999
	4,200,875	4,165,175	35,700
Diferencias temporarias pasivas			
Depreciación de bienes de uso	(599,849)	(1,030,276)	430,427
	(599,849)	(1,030,276)	430,427
Crédito por impuesto diferido al cierre antes de previsiones	3,601,026	3,134,899	466,127
Previsión por desvalorización	(3,601,026)	(3,134,899)	(466,127)
Crédito por impuesto diferido al cierre neto de previsiones	-	-	-

4.2 Régimen Impositivo – Créditos Fiscales

Por los bienes y actividades desarrolladas en la Provincia de Tierra del Fuego la Sociedad se encuadra en los siguientes Regímenes:

A. De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.788 (valor histórico sin reexpresar), en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.142) (valor histórico sin reexpresar) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853 (valor histórico sin reexpresar) a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

conformidad con la Ley 23.982 y sus disposiciones reglamentarias, que al 30 de septiembre de 2004 y 31 de diciembre de 2003 ascienden a 812.674 y 631.120, respectivamente.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente el 15%) y la tasa de estadística (equivalente al 3%): de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Periodos Finalizados el 31 de Diciembre de	
	2004	2003
Impuesto al Valor Agregado	25,927,417	14,068,442
Derechos aduaneros y tasa de estadística (montos aproximados)	13,830,595	8,465,081

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar el 100% sobre la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas desde la Pcia. de Tierra del Fuego al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

Los beneficios derivados de la presente nota no requieren para la Sociedad el cumplimiento de compromisos adicionales, excepto la realización de las actividades pertinentes en Tierra del Fuego.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la Sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, si bien se dictaron resoluciones denegatorias en las etapas administrativas, los asesores legales de la Sociedad entienden que las operaciones se realizaron dentro del marco de la ley 19640 y por ende les corresponde la percepción de los reintegros que la normativa oportunamente vigente prescribía. Dichas resoluciones denegatorias fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección de Legal y Técnica Aduanera a la espera de producir los dictamenes respectivos.

Considerando el Régimen impositivo al cual se encuentra sujeto la Sociedad según lo indicado en los apartados 4.1 y 4.2, al 31 de diciembre de 2004, la misma y su controlada mantenían créditos fiscales por la suma de 5,6 millones en los estados contables consolidados, (netos de una previsión de 3,34 millones para riesgos de desvalorización de créditos con el Estado imputado al resultado del presente ejercicio) y 1,6 millones en los estados contables individuales (netos de 1,94 millones de previsión), expuestos en el activo no corriente cuya recuperación depende, entre otros factores de la posibilidad de que las Sociedades generen ingresos sujetos a impuestos, durante los próximos ejercicios. En este sentido la Dirección de la Sociedad entiende que en función del plan de negocios futuros, dichos créditos serán recuperables.

B. De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:

a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
b) Exención total del impuesto a la ganancia mínima presunta;
c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

Los beneficios indicados en a) tenían vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizaron el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 5 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los ejercicios finalizados al 31 de diciembre de 2004 y 2003, las ventas a sus clientes más significativos fueron:

	31/12/2004	31/12/2003
Volkswagen Argentina S.A.	41%	44%
General Motors Argentina.	26%	16%
Renault Argentina S.A.	17%	8%
Mercedez Benz	8%	5%
Peugeot Citroen Argentina S.A	6%	6%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.
Domicilio legal: Paseo Colon 221, Piso 2 – Capital
Actividad principal: Inversora en acciones de otras sociedades.
Porcentaje de votos: 76,47%
Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 6 – SOCIEDAD CONTROLANTE - Continuación

marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual su participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS

La Sociedad realizó operaciones con la sociedad controlada, controlante y otras relacionadas, siendo los saldos de créditos y deudas los siguientes:

	31/12/2004	31/12/2003
Otros Créditos		
IL TEVERE S.A. (3)	296,148	0
Total	296,148	0
Deudas Comerciales		
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	-102,464	-207,881
VALEO AUTOKLIMATIZACE S.R.O (2)	-59,499	-70,876
VALEO CLIMATIZACION S.A.(EURO) (2)	-9,808	0
VALEO KLIMASYSTEME GMBH (2)	-5,643	0
VALEO SISTEMAS AUTOMOTIVOS (2)	-150,645	-77,406
VALEO CLIMATE CONTROL MEXICO (2)	0	-18,074
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	-44,492	-35,981
VALEO VYMENIKY TEPLA s.r.o. (2)	0	-41,593
VALEO THERMIQUE MOTEUR (2)	-185,190	-51,253
VCC UP ECHANGEURS (2)	-174,757	-72,938
Total	-732,498	-576,002
Otras Deudas		
VCC UP ECHANGEURS (2)	-304,307	-196,641
INTERCLIMA S.A. (1)	-2,943,349	-4,167,343 (4)
Total	-3,247,656	-4,363,984

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS – Continuación

Las transacciones realizadas con la Sociedad controlada, controlante y otras relacionadas son los siguientes:

	31/12/2004				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	2,143,045				
VALEO CHINA (2)	69,059				
VALEO AUTOKLIMATIZACE S.R.O (2)	723,943				
VALEO CLIMATIZACION S.A.(EURO) (2)	224,295				
VALEO KLIMASYSTEME GMBH (2)	90,794				
VALEO COMPONENTES AUTOMOVILES (2)	166,409				
VALEO SISTEMAS AUTOMOTIVOS (2)	1,311,239				
VALEO CLIMATE CONTROL MEXICO (2)	257,586				
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	288,043				
VALEO VYMENIKY TEPLA s.r.o. (2)	1,210,114				
VALEO SECURITE HABITACLE (2)	1,098,362				
VALEO THERMIQUE FRANCIA (2)	517,134	202,815			
VALEO THERMIQUE MOTEUR (2)	2,943,755				
VALEO ZARAGOZA (2)	4,036,024				
VCC UP ECHANGEURS (2)	2,928,297		1,465,587		
INTERCLIMA S.A. (1)	11,320,151			-1,223,994	1,200,0C
IL TEVERE S.A. (3)	0			296,148	
	29,328,250	202,815	1,465,587	-927,846	1,200,0C

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS – Continuación

	31/12/2003				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	1,138,156				
VALEO AUTOKLIMATIZACE S.R.O (2)	468,804				
VALEO CLIMATIZACION S.A.(EURO) (2)	124,516				
VALEO KLIMASYSTEME GMBH (2)	91,031				
VALEO COMPONENTES AUTOMOVILES (2)	163,420				
VALEO SISTEMAS AUTOMOTIVOS (2)	712,415				
VALEO CLIMATE CONTROL MEXICO (2)	376,342				
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	89,382				
VALEO VYMENIKY TEPLA s.r.o. (2)	1,348,132				
VALEO THERMIQUE FRANCIA (2)	223,566	32,870			
VALEO THERMIQUE MOTEUR (2)	1,404,011				
VALEO ZARAGOZA (2)	1,928,363				
VCC UP ECHANGEURS (2)	2,221,084		586,851		
INTERCLIMA S.A. (1)	3,934,544			-2,862,531	1,200,0C
	14,223,766	32,870	586,851	-2,862,531	1,200,0C

(1) Sociedad controlada.
(2) Sociedad relacionada
(3) Sociedad controlante
(4) Corrientes $ 1.167.343 y No Corrientes $ 3.000.000

NOTA 8 – RETENCIÓN DE IMPUESTO A LAS GANANCIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 9 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
43	1 de Julio de 2003	14/04/03 al 30/05/03
44	23 de Julio de 2003	30/05/03 al 22/07/03
45	23 de Julio de 2003	22/07/03 al 02/09/03
46	22 de Septiembre de 2003	02/09/03 al 09/10/03
47	22 de Septiembre de 2003	09/10/03 al 22/11/03
48	22 de Diciembre de 2003	22/11/03 al 05/01/04
49	22 de Diciembre de 2003	05/01/04 al 01/03/04
50	27 de Abril de 2004	01/03/04 al 22/03/04
51	27 de Abril de 2004	22/03/04 al 26/04/04
52	11 de Agosto de 2004	26/04/04 al 30/06/04
53	20 de Septiembre de 2004	30/06/04 al 09/08/04
54	20 de Septiembre de 2004	09/08/04 al 21/09/04
55	20 de Octubre de 2004	21/09/04 al 01/11/04
56	20 de Octubre de 2004	01/11/04 al 30/11/04

Con relación a las operaciones del período 1 de diciembre al 31 de diciembre de 2004, por razones de índole administrativas, a la fecha no se encuentran transcriptas en las hojas móviles que cumplan con los requisitos indicados en la disposición D.P.J. N° 105/94, emitida por la Dirección de Personas Jurídicas de Tierra del Fuego, en consecuencia la fecha de las transacciones es anterior a la fecha de rúbrica.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 10 – ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA).

Al respecto, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses y la suspensión temporaria de los despidos sin justa causa.

NOTA 11 – PRÉSTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad mantiene préstamos bancarios con distintas instituciones bancarias.

La contratación y renegociación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, a los cuales ha dado cumplimiento hasta la fecha, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de límites en el endeudamiento contraído por la Sociedad, que en el caso del préstamo con el Citibank N.A., el que no puede superar la suma de U$S 25 millones. Por otra parte la Sociedad se comprometió a no distribuir dividendos durante la vigencia del préstamo y a no realizar cancelaciones anuales al B.N.P. mayores al 25% del total de la deuda que la Sociedad posee con dicha entidad. Asimismo, en otras líneas de crédito la Sociedad ha asumido otros compromisos habituales para este tipo de reestructuración.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 10 – ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA).

Al respecto, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses y la suspensión temporaria de los despidos sin justa causa.

NOTA 11 – PRÉSTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad mantiene préstamos bancarios con distintas instituciones bancarias.

La contratación y renegociación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, a los cuales ha dado cumplimiento hasta la fecha, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Sociedad, que en el caso del préstamo con el Citibank N.A., el que no puede superar la suma de U$S 25 millones. Por otra parte la Sociedad se comprometió a no distribuir dividendos durante la vigencia del préstamo y a no realizar cancelaciones anuales al B.N.P. mayores al 25% del total de la deuda que la Sociedad posee con dicha entidad. Asimismo, en otras líneas de crédito la Sociedad ha asumido otros compromisos habituales para este tipo de reestructuración.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 12 –MODIFICACIÓN DE RESULTADOS DE EJERCICIOS ANTERIORES

En el ejercicio 2003 y como consecuencia de la aplicación de las nuevas normas contables vigentes a partir del 1 de enero de 2003, tal como se indica en la nota 1b), la Sociedad ha registrado dicho impacto en los resultados acumulados al 31 de Diciembre de 2002.

El impacto total ascendió a 1.928.327 pérdida y se relaciona en su mayoría con la valuación de los créditos y deudas al valor actual neto del importe a cobrar o a pagar según corresponda y con el reconocimiento de débitos a proveedores. A dicho importe corresponde adicionarle la suma de 384.214 por el ajuste indicado en la nota 1.b. (Participación permanente en Sociedades – Impuesto a las Ganancias).

NOTA 13 –UTILIDAD POR ACCIÓN

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto del ejercicio asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante el mismo ejercicio. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la fecha de la emisión de la información y hasta la finalización de estos estados contables